SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Financial Statements

Gafisa S.A.

December 31, 2020

Independent Auditor’s Report on the Financial Statements

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Financial Statements

December 31, 2020

Contents

Management Report	1
Independent Auditor’s Report on the Financial Statements	7

Audited financial statements

Statements of financial position	13
Statement of profit or loss	15
Statement of comprehensive income	16
Statement of changes in equity	17
Statement of cash flows	18
Statement of value added	19
Notes to the financial statements	20
Statement of the executive officers about the financial statements	78
Statement of the executive officers about the opinion report of the independent auditors	79
Minutes of the Audit Committee’s meeting	80
Minutes of the Board of Directors’ meeting	81
Earnings release 4Q20	82

2020 MANAGEMENT REPORT

GAFISA RESUMES SUSTAINABLE GROWTH AND PROFITABILITY IN 2020

Recurring net income of R$ 29 million for the 4Q20 as compared to R$ 23 million down for the 4Q19, an increase of R$ 52 million.

Dear Shareholders,

In 2020 we have reaped the first fruits of the restructuring process initiated in 2019 in an incisive and assertive way. Supported by a capital structure strengthened by our shareholders, combined with the current Management’s determination and focus on results, we have successfully responded to the extraordinary challenges of an unprecedent crisis and achieved impressive results. The resumption of Gafisa’s growth has materialized in 2020 in the operational, financial and strategic levels.

In the operational level, we have launched R$898.0 million in TSV, the best annual performance since 2016. The resumption of launches in 2020 is a direct consequence of the Company’s growth strategy in organic way as well as through M&As, considering that 67.5% of launches arise from the assets acquired by the new management through M&A. Two transactions are worth noting: the acquisition of Upcon and four Calçada projects in Rio. In both, besides the landbank, there was an important Human Capital addition, with the joining of cooperative and high performance teams. The acquisition of Calçada also enabled “Gafisa Rio” to start its operations with an iconic launch already in the 4Q20, and to have active operations on a local office’s initiative.

In terms of landbank, we have a acquired a total of 14 land in 2020 with potential TSV of R$2.1 billion, considering that approximately 60.0% are also from M&A transactions. In the fourth quarter, our sales amounted to R$292.0 million, doubling our sales for the 3Q20, and the best quarterly sales performance since 2Q18. This increase shows that not only Gafisa’s launches resumed with differentiated ventures, but also the continuous strengthening of our sales force. Additionally, we have delivered a total of 12 ventures in 2020, with over 2,000 units and R$ 1.1 billion in TSV, all within the terms renegotiated by the new management with customers, which shows the Company’s focus on results and great delivery capacity. This large delivery volume was made in a year marked by the challenges posed by the pandemic, which reaffirms the great commitment and consistency of the new Management’s work with all of its stakeholders.

It is worth noting that the year 2020 was deeply marked by the Covid-19 pandemic, which required rapid and assertive changes to work practices, adjustments in operational and financial planning, among other changes introduced to assure that construction works continued, but without failing to give priority to the safety of our employees, customers and suppliers. As Company and part of a deeply shaken society, Gafisa understands its role and shows solidarity with the innumerous victims of this crisis. This experience heightened our sense of responsibility and our commitment to work for the benefit of the society, the environment and governance.

Our financial results for the 4Q20 and 2020 reflect the growth of our operating activities and start to reflect the new project era. We recorded a growth in adjusted gross margin from 24.6% for the 3Q20 to 29% for the 4Q20. Net revenue reached R$579.9 million, a growth above 290.0% as compared to the 3Q20, being determining factor in generating a net income of R$29 million (all of which recurring). When compared to the recurring net income for the 4Q19, which was R$ 23 million down, we have an increase of R$ 52 million in the latest quarter. It is also worth mentioning that the REF margin (unrecognized profit or loss) is still at a very healthy level of 32.8%.

This year can be considered as the company’s recovery in the credit agenda in the financial and capital markets. New funding for projects were negotiated at rates from CDI + 3.5% p.a. All projects that were launched have identified financing calculations, as well as all construction works in progress. Moreover, we have adopted for some projects the rationale of obtaining finance in advance, considering the business lifecycle, partially or fully refunding land disbursement and guaranteeing funds for completing works. We thus started to re-leverage the Company, with discipline and well-developed projects, to maximize the return of capital of shareholders and enjoying the good moment in the credit market.

1

We rely on a well-devised business planning for the next cycles, and for 2021 we have disclosed the Launch Guidance of R$1.5 to R$1.7 billion. Our short and medium-term landbank considers a pipeline of 18 projects and approximately R$2.5 billion in estimated TSV. We continue to intensely seek growth through acquisitions of both land and assets for Gafisa or Gafisa Propriedades.

Also in 2020, we have structured Gafisa Propriedades according to our strategic planning devised in the end of 2019 and that included the transformation of Gafisa into a broad real estate business platform, with new business lines and use of innovation and technology to diversify its income generation. We gained leverage from the Company’s extensive expertise in the real estate sector, this new business unit will be Gafisa’s vehicle for real estate investment, development and management focused on income generation.

Gafisa understands its power and relevance in the development and construction market, potentialized by the tradition of its trademark – one of the top recognized trademarks in this sector of the Brazilian market. Our new management model has been adopted with energy and discipline, reviving the Company’s history of success and creation of value to our shareholders.

OPERATIONAL AND FINANCIAL PERFORMANCE

The year 2020 marked the consistent recovery of good operational performance by the Company, of which sales, launches and deliveries of construction works were noteworthy.

In the year 2020, the Company resumed its launches, relying on five ventures that totaled a TSV estimated at R$898 million. It is worth noting that the Covid-19 pandemic - that restricted travels, closed sales stands and affected the country’s economic activities - postponed for some months the launches planned for the beginning of the year, demonstrating our focus and commitment to the Company’s growth recovery.

Sales

In 2020, the Company recorded gross sales of R$ 516.9 million (without including a transaction between Gafisa and Gafisa Propriedades), 77.0% up on 2019. The growth can be explained by the resumption of launches, which had been discontinued from the 1Q19, besides the continuous strengthening of our sales force. Cancelled contracts totaled R$78.9 million, 18.1% drop from 2019, of R$96.4 million.

Changes in Gross Sales and Cancelled Contracts (R$ million)

2

Total deliveries in 2020 was above the estimate of 10 ventures, reaching 12 delivered projects, with 2,115 units and a total TSV of R$1.1 billion. Such large delivery volume in a year marked by the pandemic, and little longer than 18 months after the new Management took over the Company.

Project	Location	% Gafisa	Units 100%	PSV % R$000
Vila Rica	Santos/SP	50%	69	65,168
Total 1Q20			**69**	**65,168**
Moov Estação Vila Prudente	São Paulo	100%	152	72,097
Gafisa Like Alto da Boa Vista	São Paulo	100%	230	158,676
Gafisa Square Ipiranga	São Paulo	100%	280	263,490
Marquês 2900	São Paulo	50%	132	49,455
Total 2Q20			**794**	**543,719**
Moov Freguesia	São Paulo	100%	307	91,893
Uplife Interlados	São Paulo	100%	114	48,361
Total 3Q20			**421**	**140,255**
MN15 - Ibirapuera	São Paulo	100%	15	107,939
Moov Espaço Cerâmica	São Paulo	100%	396	161,036
Parque Ecoville Fase 03 - Passaúna	São Paulo	100%	168	56,989
Comfort Guarulhos	São Paulo	100%	200	57,708
Upstyle Brooklin	São Paulo	100%	52	19,537
Total 4Q20			**831**	**403,208**
TOTAL 2020			**2,115**	**1,152,350**

Net revenue reached R$579.9 million for the 4Q20, an increase of over 290.0% as compared to the 3Q20, a result of the increase in sales, acquisitions made over the period, and construction progress. In relation to the same period of the previous year, the growth was nearly 400.0%. Considering yearly figures, in 2020 net revenue totaled R$884.0 million, up 120.8% from 2019.

Gafisa’s adjusted gross profit for the fourth quarter amounted to R$168.0 million, as compared to the R$36.6 million reported for the 3Q20 and R$44.2 million for the 4Q19. The adjusted gross margin for the quarter was 29.0%, a 4.4 p.p. increase quarter-on-quarter, due to the start of the recognition of the new management projects, which have overall shown better margins as compared to previous managements.

In the year-over-year comparison, we also note a growth in total adjusted gross profit, which reached R$260.9 million in 2020, up 76.1% from 2019.

1 Adjusted for capitalized interest

The net income was recorded in the amount of R$29.0 million for the 4Q20, while a net loss was recorded in the amount of R$56.5 million for the 3Q20, and profit of R$47.0 million was recorded for the 4Q19 – a drop of 38.3% year-over-year. Meanwhile, in the 4Q19 nearly R$ 33 million was non-recurring. Considering recurring net income, the 4Q20 is double as compared to the one recorded for the 4Q19. In relation to yearly amounts, the net loss for 2020 amounted to R$76.5 million.

3

The net income for the 4Q20 starts to reflect the new era of ventures, with differentiated projects and more robust margins.

HUMAN RESOURCES

We have an experienced team who is at the vanguard of the Brazilian real estate sector and other business types, which positively contributes to the continuous improvement in our processes, client satisfaction and respect, as well as to attain favorable results to our Company.

Occupational safety and accident are central themes for Gafisa. Therefore, we maintain a continuous program of risk identification, prevention and mitigation, which aims, besides preserving the physical integrity of our direct or indirect staff, to offer a basis for a healthier life. For us, investing in safety is a guarantee of wellness in and out of the work environment. We offer training programs to the team in the field (directly related to construction works), as well as to our collaborators of third-party companies, who provide services in our sites and some ventures.

The Company has 277 employees (base December 2020).

CORPORATE GOVERNANCE

Gafisa’s Board of Directors is responsible for making decisions and formulating general guidelines and policies for the Company’s business, including its long-term strategies. In addition, the Board also appoints executive officers and supervises their activities. The decisions of the Board of Directors are taken by the majority vote of its members. In the event of a disagreement, the Chair of the Board of Directors has, in addition to her/his personal vote, to cast a tie-breaking vote.

The current Board is formed by eight members, most of whom are independent (62.5%). The members serve for a unified term of office of two years*, according to the Listing Rules of Novo Mercado, with reelection and removal being permitted by shareholders in Shareholders’ Meeting. The members of Board of Directors are shown in the following table.

Name	Birth date	Position	Election date
Leo Julian Simpson	03/30/1956	Chairman	April 15, 2019
Antonio Carlos Romanoski	02/12/1945	Effective Member	April 15, 2019
Eduardo Larangeira Jácome	10/15/1955	Effective Member	April 15, 2019
Nelson Sequeiros Rodriguez Tanure	11/21/1951	Effective Member	April 15, 2019
João Antonio Lopes Filho	08/12/1963	Effective Member	February 7, 2020
Thomas Cornelius Azevedo Reichenheim	12/04/1947	Effective Member	April 15, 2019
Nelson de Queiroz Sequeiros Tanure	05/28/1985	Effective Member	August 7, 2020
Gilberto Benevides	07/24/1951	Effective Member	April 30, 2020

FISCAL COUNCIL

Gafisa’s Articles of Incorporation provide for a non-permanent Fiscal Council, the Shareholders’ Meeting being able to determine its installation and members, as provided in the Law. The Fiscal Council, when installed, will comprise three to five members, and an equal number of alternates. The operations of the Fiscal Council, when installed, ends in the first Annual Shareholders’ Meeting (ASM) held after its installation, the re-election of its members being permitted. The compensation of fiscal council members is set at the Shareholders’ Meeting that elect them. The Company’s Fiscal Council is not currently installed.

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EXECUTIVE MANAGEMENT

The Executive Management is the Company’s body mainly responsible for managing and daily monitoring the general policies and guidelines established at the Shareholders’ Meeting and Board of Directors. Gafisa’s Executive Management shall be composed of a minimum of two and a maximum of eight members, including the CEO, the CFO and the IR Officer, elected by the Board of Directors for a three-year term of office, reelection being permitted, as established in the Articles of Incorporation. In the current term of office, six members comprise the Executive Management:

NAME	POSITION	DATE OF LAST INVESTITURE	TERM OF OFFICE
Ian Monteiro de Andrade	CFO and Investor Relations Officer	March 2, 2020	March 2, 2023
Guilherme Augusto Soares Benevides	COO	May 17, 2019	May 16, 2022
Guilherme Luis Pesenti e Silva	Statutory Officer	January 28, 2020	January 28, 2023
Luiz Fernando Ortiz	Statutory Officer	January 28, 2020	January 28, 2023
Fabio Freitas Romano	Statutory Officer	March 2, 2020	March 2, 2023
André Ackermann	Statutory Officer	March 2, 2020	March 2, 2023

AUDIT COMMITTEE

The Audit Committee supervises the Company’s accounting and financial reporting, planning and analysis processes, including those of quarterly and financial reporting. It guides the involvement and disclosure of auditors throughout the auditing process, assuring the full compliance with legal requirements and accounting standards. Moreover, it is responsible for monitoring the internal control and internal audit processes, and choosing the accounting policies. The members are Gilberto Braga, Pedro Carvalho de Mello and Thomas Cornelius Azevedo Reichenheim.

DIVIDENDS, SHAREHOLDERS RIGHTS AND SHARE DATA

In order to protect the interest of all shareholders equally, the Company establishes that, according to the effective legislation and the best governance practices, the following rights are entitled to Gafisa’s shareholders:

✓	Vote in annual or extraordinary Shareholders' Meeting, and make recommendations and provide guidance to the Board of Directors on decision making;
✓	Receive dividends and participate in profit sharing or other share-related distributions, in proportion to their interests in capital;
✓	Supervise Gafisa's management, according to its Articles of Incorporation, and step down from the Company in the cases provided in the Brazilian Corporate Law; and
✓	Receive at least 100% of the price paid for common share of the controlling stake, according to the Listing Rules of Novo Mercado, in case of public offering of shares as a result of the disposal of the Company's control.

Under the terms of article 47, paragraph 2 (b) of Articles of Incorporation, the balance of net income for the year, calculated after the deductions provided in the Articles of Incorporation and adjusted according to article 202, of the Brazilian Corporate Law, will have 25% of it allocated to the payment of mandatory dividend to all shareholders of the Company.

Considering that the Company recognized loss for the year ended December 31, 2020, there is no proposal for allocation of net income and dividend distribution for such year.

CAPITAL MARKETS

The Company has diluted capital, and its securities are traded in the Brazilian market and abroad through American Depositary Receipt (ADR). From December 17, 2018, Gafisa’s shares are no longer listed on the New York Stock Exchange (NYSE), and its ADRs started to be traded Over the Counter (OTC). The Company’s delisting process was approved in the meeting of the Board of Directors held on November 26, 2018.

5

Gafisa is currently reevaluating the re-listing process of the New York Stock Exchange (NYSE), aiming to increase the visibility of the Company and access to new markets.

In 2020, we reached an average daily trading volume of R$35.6 million on B3 and US$ 33,071 on NYSE/OTC. The Company’s shares ended the year 2020 quoted at R$4.35 (GFSA3) and US$1.62 (GFASY).

INDEPENDENT AUDITORS

The Company’s policy on commissioning non-external audit services to independent auditors is based on principles that preserve their autonomy. These internationally accepted principles consist of the following: (a) the auditor cannot audit its own work, (b) the auditor cannot function in the role of management in its client, and (c) the auditor cannot promote the interests of its client. According to Article 2 of CVM Instruction 381/03, Gafisa informs that BKR Lopes Machado, the independent audit firm of the Company and its subsidiaries, did not provide services other than independent audit in 2020.

MANAGEMENT STATEMENT

The Executive Management declares, in compliance with article 25, paragraph 1, items V and VI, of CVM Instruction 480/2009, that it revised, discussed and agrees with the Financial Statements contained in this Report and the opinion issued in the Independent Auditor’s Report on them.

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INDEPENDENT AUDITOR’S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To

Shareholders and Management of

Gafisa S.A.

São Paulo, SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Gafisa S.A. (“Gafisa” or “Company”), identified as Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2020, and the respective statement of profit or loss, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, as well as the corresponding explanatory notes, including the summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Gafisa S.A. as of December 31, 2020, and the performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil, applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM).

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2020, and its consolidated performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM).

Basis for opinion on the individual and consolidated financial statements

We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities, according to such standards, are described in the following section, entitled “Auditor’s responsibility for the audit of individual and consolidated financial statements”. We are independent of the Company and its subsidiaries, according to the relevant ethical principles established in the Accountant’s Code of Professional Ethics and the professional standards issued by the Federal Accounting Council (CFC), and comply with other ethical responsibilities according to such standards. We believe that the audit evidence we have obtained is sufficient and appropriate to base our opinion.

Emphasis

Accounting practices adopted in Brazil applicable to real estate development entities in Brazil, registered with the CVM

As described in Note 2.1, the individual (Company) and consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), applicable to real estate development companies in Brazil, registered with the CVM. Accordingly, the determination of the accounting policy to be adopted by entity, on recognition of revenue from purchase and sale of real estate unit not yet completed, on aspects related to transfer of control, follows the understanding expressed by CVM in the Circular Letter/CVM/SNC/SEP 02/2018 on the application of NBC TG 47 (IFRS 15).

7

Our opinion does not contain exception in relation to this matter.

Key audit matters

Key Audit Matters (KAM) are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Recognition of revenues

The Company recognizes real estate sales revenue during construction as established in the Circular Letter CVM/SNC/SEP 02/2018, as described in the Notes 2.1 and 2.2.2 to the individual and consolidated financial statements. The recognition of the revenue of the Company and its subsidiaries requires the measurement of progress and satisfaction of performance obligation over time. This measurement requires significant and timely judgment by the Management of the Company and its subsidiaries of the estimate of inputs and expenditures necessary for satisfying the respective performance obligations, considering, for example, the costs to be incurred until the completion of construction works and measurement of the progress of the respective real estate ventures.

Consequently this matter was considered key for our audit because we consider the high risk of subjectivity in the evaluation of the estimates made by the Company’s Management, linked to the relevance and amounts involved in revenue recognition.

How our audit conducted this matter:

Our main audit procedures aimed at the appropriate recognition of the revenue from real estate sales during construction were the following: (i) Evaluation of the effectiveness of the internal controls directly related to the approval and revision of construction costs (incurred and to be incurred), used in the calculation of the percentage of completion of real estate ventures; (ii) On sampling basis, we have obtained budget maps – from the commencement of construction of the qualifiable asset until its latest version - and we compared them with the accounting records. We also compared, on sampling basis, the documents supporting the incurred costs, units sold, and amount of sales contracts used in revenue calculation. (iii) Recalculation of revenue recognized based on information extracted from budgets approved by the engineer responsible for the venture. (iv) analytical reviews of the estimates of costs incurred and to be incurred; and (v) evaluation of the disclosure in the individual and consolidated financial statements.

Based on the findings of the followed audit procedures, we understand that: (i) the assumptions adopted by Management to estimate the costs to be incurred are acceptable in the context of the individual and consolidated financial statements; and (ii) the calculations made by Management about the percentage of completion correspond to the criteria established in the Circular Letter CVM/SNC/SEP 02/2018.

8

Provisions and contingent liabilities

According to Note 2.2.1 – item © and 16, the Company and its subsidiaries are parties to lawsuits of tax, civil and labor nature, for which Management estimates the involved amounts and records a provision in the individual and consolidated financial statements for the cases it considers that there will be a probable loss, as established in the accounting standard CPC 25 (IAS 17) - Provisions, Contingent Liabilities and Contingent Assets. Besides the lawsuits considered as probable loss, the Company is party to labor and civil lawsuits in progress, for which no provision is recorded, as the likelihood of loss is considered possible or remote by Management, based on the positions of its legal counsel. The risk evaluation and loss estimates are prepared by management based on available evidences and opinion of the Company’s legal counsel, involving high judgment level, given the complexity of themes. The progress of such lawsuits in the many applicable levels may result in change in the evaluation of risk of loss, and significantly impact the recognized provisions and the profit or loss of the Company and its subsidiaries.

Due to the volume of claims, the criteria established for timely identifying the need for recognizing a provision and the existence of significant judgments involved in the process of evaluation and measurement of provisions and disclosures of contingent liabilities, we considered it a key audit matter.

How our audit conducted this matter:

Our audit procedures included, but were not limited to the following: (i) obtaining, reading and evaluating the mails of the legal counsel of the Company and its subsidiaries, (ii) matching the total contingent liabilities mentioned by the Company’s legal counsel that are expected to lead to a probable outflow of funds with the existing provision in the individual and consolidated financial statements, (iii) inspecting the Management’s meeting minutes, and (iv) analyzing the disclosures made in the notes to the individual and consolidated financial statements.

We consider that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the corresponding disclosures are reasonable, being consistent with the information received during our audit.

Business combination – Company and Consolidated

As detailed in Notes 2.1 and 9.1.1 to the financial statements, the Company completed the process of acquisition of the total shares in Upcon S.A. (“UPCON”) on September 23, 2020 and the process of acquisition of a total of four ventures of Calçada S.A. (SPE of Calçada) on November 16, 2020, companies that carry out operations in the same business segments of the Company. This transaction was recognized by using the acquisition method, which requires, among other procedures, that the Company determines at the effective control acquisition date, the fair value of the consideration transferred, the fair value of assets acquired and liabilities assumed, and the determination of goodwill or gain from bargain purchase. Such procedures often involve a high level of judgment and are subject to a high level of uncertainty. In view of the related high judgment level and the impact that any change in assumptions may have on the financial statements, we consider this to be a key audit matter.

Performed audit procedures

Our audit procedures included, but were not limited to, reading the documents that formalized the transaction, such as contracts and minutes, and obtaining evidences that support the determination of the control acquisition date and consideration transferred, and calculation of the acquisition cost. With the support of our corporate finance experts, we analyzed the methodology adopted for measuring the previously held interest in acquired assets and liabilities assumed, and evaluated whether the adopted assumptions for projecting cash flows and making calculations were reasonable, by comparing, when available, with market information, as well as evaluated the sensitivity analysis regarding the main adopted assumptions and the impacts of possible changes in such assumptions on the measured amounts and their relevance in relation to the financial statements as a whole.

9

Based on the analyzed information, we analyzed the calculation to determine acquisition cost and goodwill, and evaluated the appropriateness of the disclosures made by the Company.

Based on the evidences obtained through the above-summarized procedures, we consider the balances related to the investments in UPCON and Calçada’s SPE acceptable, and we consider that the judgments and assumptions adopted by management to evaluate the recoverable amount of goodwill to be reasonable, and the disclosures are consistent with the obtained data and information.

Other matters

Statements of Value Added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management, and presented as supplementary information for IFRS purposes, were submitted to the audit procedures performed together with the audit of the financial statements of the Company. To form our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether their formats and contents follow the criteria established in the NTC TG 09 – Statement of Value Added. In our opinion, the accompanying statements of value added were fairly prepared, in all material respects, according to the criteria established in such Standard and are consistent with the individual and consolidated financial statements taken as a whole.

Other information that accompany the individual and consolidated financial statements and the auditor’s report

The Company’s Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not include the Management Report, and we do not express any type of audit conclusion on such report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report, and, in doing so, consider whether such report is, in material respects, inconsistent with the financial statements or with the knowledge we obtained in the audit or otherwise appears to be materially misstated If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report such fact. We have nothing to report in this regard.

Management’s and governance responsibility for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), and for the internal controls that it deemed necessary to enable the preparation of financial statements free from material misstatement, whether due to fraud or error.

In the preparation of the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as going concern, disclosing, when applicable, the matters related to its going concern, and the use of this accounting basis in the preparation of the financial statements, unless Management intends to liquidate the Company and its subsidiaries, or cease their operations, or do not have any realistic alternative to avoid the discontinuance of operations.

Those charged with governance of the Company and its subsidiaries are those with responsibility for supervising the process of preparation of the financial statements.

10

Independent auditor’s responsibilities for the audit of financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report including our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect any existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could be reasonably expected to influence the economic decisions of users taken on the basis of such financial statements.

As part of the audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•         Identify and assess risks of material misstatements of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, once fraud may involve collusion, forgery, intentional omissions, misrepresentations and the override of internal control.

•         Obtain understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls of the Company and its subsidiaries.

•         Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•         Conclusion on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubts on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•         Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. _ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and, consequently, the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in the internal control that we identify during our audit.

We also provide to those charged with governance with a statement that we have complied with relevant ethical requirements, including the applicable independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

11

From the matters communicated with those charged with governance, we determine those that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report, unless the law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 16, 2021.

Mário Vieira Lopes
Accountant - CRC- RJ 060.611/O-0

12

Gafisa S.A.

Statements of financial position – Assets

Years ended December 31, 2020 and 2019

(In thousands of Brazilian reais)

		Company		Consolidated
	Notes	2020	2019	2020	2019

Current assets
Cash and cash equivalents	4.1	469	810	29,038	12,435
Short-term investments	4.2	413,438	401,243	593,082	401,895
Trade accounts receivable	5	340,096	361,649	487,083	445,303
Properties for sale	6	319,516	490,419	1,243,841	786,660
Receivables from related parties	21.1	147,369	23,388	1,102	77,606
Prepaid expenses	-	269	1,227	890	1,860
Non-current assets held for sale	8.1	3,709	3,709	7,014	7,014
Other assets	7	125,498	52,455	180,837	67,395
Total current assets		1,350,364	1,334,900	2,542,887	1,800,168

Non-current assets
Trade accounts receivable	5	182,117	98,368	217,169	112,135
Properties for sale	6	194,974	230,049	305,460	279,207
Receivables from related parties	21.1	44,972	33,416	115,502	33,416
Other assets	7	106,330	107,435	112,739	166,916
		528,393	469,268	750,870	591,674

Investments in ownership interests	9.1	1,199,683	681,645	307,412	138,802
Investment property	9.2	-	-	119,119	-
Property and equipment	10	11,919	12,147	25,181	14,159
Intangible assets	11	4,444	6,552	4,530	7,084
		1,216,046	700,344	456,242	160,045

Total non-current assets		1,744,439	1,169,612	1,207,112	751,719

Total assets		3,094,803	2,504,512	3,749,999	2,551,887

The accompanying notes are an integral part of these financial statements.

13

Gafisa S.A.

Statements of financial position – Liabilities

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais)

		Company		Consolidated
	Notes	2020	2019	2020	2019

Current liabilities
Loans and financing	12	291,270	383,647	332,447	426,124
Debentures	13	120,399	158,179	120,737	158,179
Financial instruments	20	6,125	-	6,125	-
Payables for purchase of properties and advances from customers	17	65,969	89,825	336,029	129,353
Payables for goods and service suppliers	-	93,392	79,106	122,576	95,450
Taxes and contributions	-	57,280	58,556	86,831	69,868
Salaries, payroll charges and profit sharing	-	15,472	11,963	16,983	12,291
Provisions for legal claims and commitments	16	145,636	139,623	147,066	140,735
Obligations assumed on the assignment of receivables	14	10,829	14,755	13,296	20,526
Payables to related parties	21.1	295,261	191,364	98,430	64,384
Other payables	15	124,434	110,189	186,466	135,492
Total current liabilities		1,226,067	1,237,207	1,466,986	1,252,402

Non-current liabilities
Loans and financing	12	109,523	107,029	338,027	107,029
Debentures	13	18,543	39,346	143,588	39,346
Payables for purchase of properties and advances from customers	17	37,175	68,515	79,400	93,075
Deferred income tax and social contribution	19	12,114	12,114	14,649	12,114
Provisions for legal claims and commitments	16	103,003	123,858	103,417	123,878
Obligations assumed on the assignment of receivables	14	9,431	16,463	10,896	19,835
Other payables	15	16,570	6,272	34,648	9,065
Total non-current liabilities		306,359	373,597	724,625	404,342

Equity
Capital	18.1	1,083,249	2,926,280	1,083,249	2,926,280
Treasury shares	18.1	(2,632)	(43,517)	(2,632)	(43,517)
Reserve for capital and granting stock options	-	319,569	337,611	319,569	337,611
Profit reserve	18.2	162,191	-	162,191	-
Retained losses	18.2	-	(2,326,666)	-	(2,326,666)
		1,562,377	893,708	1,562,377	893,708
Non-controlling interests		-	-	(3,989)	1,435
Total equity		1,562,377	893,708	1,558,388	895,143
Total liabilities and equity		3,094,803	2,504,512	3,749,999	2,551,887

The accompanying notes are an integral part of these financial statements.

14

Gafisa S.A.

Statement of profit or loss

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais, except as otherwise stated)

		Company		Consolidated
	Notes	2020	2019	2020	2019

Continuing operations
Net operating revenue	22	412,663	360,589	884,045	400,465

Operating costs
Real estate development and sales	23	(321,733)	(238,714)	(702,824)	(282,684)

Gross profit		90,930	121,875	181,221	117,781

Operating (expenses)/income
Selling expenses	23	(11,461)	(12,020)	(28,992)	(14,889)
General and administrative expenses	23	(78,772)	(46,954)	(81,553)	(54,133)
Income from equity method investments	9	49,886	46,863	(2,339)	(5,003)
Depreciation and amortization	10 and 11	(6,623)	(12,859)	(8,278)	(14,181)
Derecognition of goodwill from remeasurement of investment	-	-	(161,100)	-	(161,100)
Other income/(expenses), net	23	(52,474)	79,483	(56,455)	141,771

Profit (loss) before finance income and costs and income tax and social contribution		(8,514)	15,288	3,604	10,246

Finance costs	24	(93,478)	(82,920)	(101,532)	(76,830)
Finance income	24	25,638	16,631	28,537	17,206

Loss before Income tax and social contribution		(76,354)	(51,001)	(69,391)	(49,378)

Current income tax and social contribution		(167)	-	(7,608)	(1,984)
Deferred income tax and social contribution		-	37,259	-	37,259

Total income tax and social contribution	19.i	(167)	37,259	(7,608)	35,275

Net income (loss) from continuing operations		(76,521)	(13,742)	(76,999)	(14,103)

Net income (loss) from discontinued operations		-	-	-	-

Loss for the year		(76,521)	(13,742)	(76,999)	(14,103)

(-) Loss attributable to:
Non-controlling interests		-	-	(478)	(361)
Owners of the parent		(76,521)	(13,742)	(76,521)	(13,742)

Weighted average number of shares (in thousands)	27	179,882	68,584

Basic loss per thousand shares - In reais	27	(0.425)	(0.200)
From continuing operations		(0.425)	(0.200)
		-

Diluted loss per thousand shares - In reais	27	(0.425)	(0.200)
From continuing operations		(0.425)	(0.200)

The accompanying notes are an integral part of these financial statements.

15

Gafisa S.A.

Statement of comprehensive income

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais, except as otherwise stated)

	Company		Consolidated
	2020	2019	2020	2019

Loss for the year	(76,521)	(13,742)	(76,999)	(14,103)

Total comprehensive income for the year, net of taxes	(76,521)	(13,742)	(76,999)	(14,103)

Attributable to:
Owners of the parent	(76,521)	(13,742)	(76,521)	(13,742)
Non-controlling interests	-	-	(478)	(361)

The accompanying notes are an integral part of these financial statements.

16

Gafisa S.A.

Statement of changes in equity

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais)

			Attributed to Owners of the Parent
	Notes	Capital	Treasury shares	Reserve for capital and granting shares	Profit reserve	Retained losses	Total Company	Non-controlling interests	Total consolidated
Balance as of December 31, 2018		2,521,319	(58,950)	337,351	-	(2,308,403)	491,317	1,874	493,191

Capital increase	18.1	404,961	-	(157)	-	-	404,804	-	404,804
Stock option plan	18.3	-	-	417	-	-	417	-	417
Treasury shares sold	18.1	-	141	-	-	7	148	-	148
Treasury shares cancelled	18.1	-	5,747	-	-	(5,747)	-	-	-
Treasury shares reissued	18.1	-	(20,671)	-	-	20,671	-	-	-
Share repurchase program	18.1	-	30,216	-	-	(19,452)	10,764	-	10,764
Recognition of reserves	-	-	-	-	-	-	-	(78)	(78)
Loss for the year	-	-	-	-	-	(13,742)	(13,742)	(361)	(14,103)

Balances as of December 31, 2019		2,926,280	(43,517)	337,611	-	(2,326,666)	893,708	1,435	895,143

Capital reduction	18.1	(2,585,032)	-		-	2,585,032	-	-	-
Capital increase	18.1	742,001	-	-	-	-	742,001	-	742,001
Expenditures for issuing shares	18.1	-	-	(18,288)	-	-	(18,288)	-	(18,288)
Recognized granted options	18.1	-	-	246	-	-	246	-	246
Stock option plan	18.3	-	-	-	-	-	-	-	-
Treasury shares sold	18.1	-	40,885	-	-	(19,654)	21,232	-	21,232
Recognition of reserves	-	-	-	-	-	-	-	(2)	(2)
Loss for the year	-	-	-	-	-	(76,521)	(76,521)	(478)	(76,999)
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(4,945)	(4,945)
Retained earnings					162,191	(162,191)	-	-	-
Balance as of December 31, 2020		1,083,249	(2,632)	319,569	162,191	-	1,562,377	(3,989)	1,558,388

The accompanying notes are an integral part of these financial statements.

17

Gafisa S.A.

Statement of cash flows

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais)

	Company		Consolidated
	2020	2019	2020	2018
Operating activities
Profit (loss) before Income tax and social contribution	(76,354)	(51,001)	(69,393)	(49,378)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	6,623	12,859	8,278	14,181
Stock option plan (Note 18.3)	(347)	(2,366)	(347)	(2,366)
Unrealized interest and charges, net	1,664	3,068	1,009	5.448
Warranty provision (Note 15)	9,208	(7,521)	9,208	(7,521)
Provisions for legal claims and commitments (Note 16)	64,302	9,990	56,148	8,300
Provision for profit sharing (Note 25 (iii))	16,194	5,000	16,194	5,000
Allowance for expected credit losses and cancelled contracts (Note 5)	15,822	(61,460)	43,343	(47,257)
Provision for realization of non-financial assets:
Properties and land for sale (Notes 6 and 8)	(68,215)	(37,394)	(69,282)	(36,913)
Provision for penalties due to delay in construction work (Note 15)	(793)	3,659	2,137	5,283
Income from equity method investments (Note 9)	(49,886)	(46,863)	2,340	5,003
Derecognition of goodwill based on inventory surplus (Note 6 and 9)	-	3,000	-	-
Derecognition of goodwill from remeasurement of investment in associate (Note 9)	-	161,100	-	161,100
Acquisition of subsidiary (Note 9)	-	(43,954)	-	-
Goodwill based on inventory surplus and gain from bargain purchase (Note 9)	-	(39,886)	-	-
Assignment of investment shares (Note 9)	-	27,843	-	2,759
	-
Decrease/(increase) in operating assets
Trade accounts receivable	(88,976)	134,996	(206,326)	115,003
Properties for sale and land for sale	274,193	232,986	(414,152)	131,581
Other assets	(185,783)	(36,498)	(151,536)	(98,544)
Prepaid expenses	958	956	970	808

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(55,196)	(75,759)	193,001	(87,003)
Taxes and contributions	(1,277)	12,888	16,963	12,592
Payables for goods and service suppliers	14,095	(48,714)	27,559	(37,750)
Salaries, payroll charges and profit sharing	(12,651)	835	(11,468)	511
Other payables	(71,016)	(87,818)	51,061	(76,443)
Transactions with related parties	26,149	(56,408)	49,006	21,608
Paid taxes	(167)	-	(7,608)	(1,983)
Cash and cash equivalents from (used in) operating activities	(181,453)	13,538	(452,895)	44,019

Investing activities
Acquisition of property and equipment and intangible assets (Notes 10 and 11)	(4,287)	(3,275)	(16,746)	(3,581)
Increase in short-term investments	(500,350)	(360,294)	(564,749)	(387,319)
Redemption of short-term investments	488,155	61,878	373,562	90,280
Investments	(30,000)	-	(30,000)	-
Cash (used in) from investing activities	(46,482)	(301,691)	(237,933)	(300,620)

Financing activities
Increase in loans, financing and debentures	98,036	113,839	625,677	122,639
Payment of loans, financing and debentures - principal	(213,524)	(200,937)	(382,666)	(229,846)
Payment of loans, financing and debentures - interest	(28,517)	(54,033)	(33,774)	(56,976)
Loan transactions with related parties	(125,552)	(11,179)	(12,604)	(11,179)
Treasury shares repurchase program (Note 18.1)	19,251	7,132	19,251	7,132
Capital increase	477,900	404,962	477,900	404,962
Cash and cash equivalents from (used in) financing activities	227,594	259,784	693,784	236,732

Cash acquired from Upcon and Calçada	-	-	13,647	-
Net increase/(decrease) in cash and cash equivalents	(341)	(28,369)	16,603	(19,869)

Cash and cash equivalents
At the beginning of the year	810	29,179	12,435	32,304
At the end of the year	469	810	29,038	12,435

Net increase/(decrease) in cash and cash equivalents	(341)	(28,369)	16,603	(19,869)

The accompanying notes are an integral part of these financial statements.

18

Gafisa S.A.

Statement of value added

Years ended December 31, 2020 and 2019

(Amounts in thousands of Brazilian reais)

	Company		Consolidated

	2020	2019	2020	2019

Revenues	451,706	394,252	935,013	437,289
Real estate development and sales	467,528	332,792	978,360	390,032
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	(15,822)	61,460	(43,347)	47,257
Inputs acquired from third parties (including taxes on purchases)	(353,164)	(314,103)	(737,722)	(294,610)
Operating costs - Real estate development and sales	(259,538)	(208,823)	(623,106)	(244,409)
Materials, energy, outsourced labor and other	(93,626)	39,228	(114,616)	94,307
Gain from bargain purchase	-	16,592	-	16,592
Derecognition of goodwill from remeasurement of investment	-	(161,100)	-	(161,100)

Gross value added	98,542	80,149	197,291	142,679

Depreciation and amortization	(6,623)	(12,859)	(8,278)	(14,181)

Net value added produced by the entity	91,919	67,290	189,013	128,498

Value added received on transfer	75,524	63,494	26,198	12,203
Income from equity method investments	49,886	46,863	(2,339)	(5,003)
Finance income	25,638	16,631	28,537	17,206

Total value added to be distributed	167,443	130,784	215,211	140,701

Value added distribution	167,443	130,784	215,211	140,701
Personnel and payroll charges	37,316	26,851	39,652	28,429
Taxes and contributions	47,417	1,647	67,271	7,106
Interest and rents	159,231	116,028	184,809	118,908
Retained earnings attributable to non-controlling interests	-	-	478	361
Incurred losses	(76,521)	(13,742)	(76,999)	(14,103)

The accompanying notes are an integral part of these financial statements.

19

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly-traded company with registered office at Presidente Juscelino Kubitschek, 1.830, conjunto comercial 32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters into real estate development projects with third parties through special purpose entities (SPEs) or through the formation of consortia and condominiums. Subsidiaries significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

The Company has stocks traded on B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC). The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC).

1.1	Coronavirus – COVID-19

In the year 2020, there has not been any significant impact from the outbreak of Coronavirus on the Company’s operations. A Crisis Management Committee has been created that holds daily meetings and total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales activities have focused on digital interactions with prospective customers.

The Company will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Until the disclosure date of these financial statements, the Company has not noted a significant increase in customer default and contract cancellation or reduction in sales volume. Moreover, the construction of ventures has been according to the original schedule, considered essential service by the federal government.

Also, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year.

The Company has opted for deferring the payment of the federal taxes related to March, April and May 2020, collected later on, pursuant to Ordinances 139, 150 and 245. Under the terms of Provisional Measure 927, of March 22, 2020, the Company has also opted for deferring the FGTS deposits by employers, related to March, April and May 2020, with collection in six monthly installments from July 2020. Pursuant to Provisional Measure 936, of March 31, 2020, converted into Law 14,020 of 2020, the Company has reduced salaries by 25%, with proportional reduction in working hours, of a certain group of employees over a 90-day period. Additionally, there has been a voluntary 50% reduction in the fees of the Board of Director’s members over a 180-day period.

Moreover, a volatility in the Company’s stock price traded on the stock exchange has been noted as a result of the global concern for this pandemic and its developments.

20

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations--Continued

1.1	Coronavirus – COVID-19

Management understands that at present, the projections used in the analysis of realization of its assets shall not suffer significant changes in the face of this event, and keeps the adopted assumptions.

1.2	Gafisa Propriedades

In the year 2020, the Company created a new business unit, which will comprise real estate assets aimed to generate income, aimed to carry out management services of own and third-party real estate. Gafisa Propriedades (former Upcon S.A) borns with Gafisa’s assets that currently exist and others that are in development (Note 9.2) and with acquisitions of assets in unique locations and/or opportunities for operational turnaround. It is worthy of note the acquisitions made in the first quarter of 2021 of Hotel Fasano Itaim in the city of São Paulo, currently under construction, of Jardim Guadalupe Shopping and São Conrado Fashion Mall (pending closing), both in the city of Rio de Janeiro, and the entry in the venture Cidade Matarazzo in São Paulo, as mentioned below and in Note 31(ii).

On January 13, 2021, the Company completed the acquisition of 32 studio apartments and Hotel Fasano Itaim through the investment funds it controls. The transaction totaled R$ 310,000, with the interest of Gafisa Propriedades reaching 80.37% in Hotel Fasano Itaim and 100% in studio apartments.

Also in January 2021, Gafisa Propriedades completed the acquisition of Jardim Guadalupe Shopping and signed the agreement for the acquisition of São Conrado Fashion Mall. The transaction totals R$ 99,300, in two tranches, the first in January 2021, and the other in January 2022. The acquisition is being made through Equity Fund.

On March 8, 2021, the Company informed that Gafisa Propriedades entered into a contract for entering in Cidade Matarazzo, related to the acquisition of private suites with hotel services.

1.3	Gafisa Rio

On November 16, 2020, the Company completed the acquisition of four ventures of Calçada S.A. (Note 9.1.1), marking the return of Gafisa to Rio de Janeiro’s real estate development market. “Gafisa Rio” becomes the Company’s base for operating in the segment with local office, and performing an active role on the acquisition of new land and launches in progress.

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

On March 16, 2021, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The individual financial statements, identified as “Company”, have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM) and are disclosed together with the consolidated financial statements.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

21

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies—Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements--Continued

The individual financial statements of the Company are not considered in compliance with the International Financial Reporting Standards (IFRS), once they consider the capitalization of interest on qualifying assets of investees in the financial statements of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting such individual and consolidated information in only one set.

The consolidated financial statements are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding of the Company’s Management, aligned with that expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15).

All material information characteristic of the financial statements, and only it, is being evidenced, and corresponds to those used by Management in its administration.

The presentation of the individual and consolidated Statement of Value Added (DVA) is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil applicable to publicly-held companies and was prepared according to CVM Resolution 557, of November 12, 2008, which approved the accounting pronouncement CPC 09 – Statement of Value Added. The IFRS does not require the presentation of this statement. Consequently, under the IFRS, this statement is presented as additional information, without causing harm to the financial statements as a whole.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements.

The individual and consolidated financial statements have been prepared based on historical cost, except for those measured at fair value, when indicated.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.	Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls other entity. The subsidiaries are fully consolidated from the date the control is transferred and the consolidation is discontinued from the date control ceases.

22

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies

2.1.1.	Consolidated financial statements--Continued

In the Company’s individual financial statements, the financial statements of direct and indirect subsidiaries are recognized using the equity method.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements, and the fiscal year of these companies is the same of the Company. See further details in Note 9.

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian real, mainly because of its revenues and the incurred costs of operations.

2.2.1.	Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date of financial statements.

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date of the statement of financial position, which may result in different amounts upon settlement are discussed below:

a)	Impairment loss of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use. The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

Cash flows are derived from the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and to the growth rate used for purposes of extrapolation.

Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually, and/or when circumstances indicate a decrease in the carrying amount. The main assumptions used for determining the recoverable amount of cash-generating units are detailed in Note 9.

23

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

b) Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used for estimating the fair value of share-based payments are disclosed in Note 18.3.

c)	Provision for legal claims

The Company is party to many lawsuits and administrative proceedings and recognizes a provision for tax, labor and civil claims (Note 16). Provisions are recognized for all claims related to lawsuits which likelihoods of losses are considered probable. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or final and unappealable favorable court decisions. Contingent assets with probable favorable decision are only disclosed in explanatory note.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

24

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies—Continued

2.2.1.	Accounting judgments, estimates and assumptions– Continued

d)	Allowance for expected credit losses

The Company makes an in-depth analysis of the contracts with customers outstanding for recognizing the allowance for expected credit losses for all sale contracts of real estate units, and the amounts are accrued as contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. This allowance is calculated based on the percentage of completion of the construction work, the methodology used for recognizing profit or loss (Note 2.2.2). Such analysis is individually made by sale contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

The Company annually reviews its assumptions for recognizing the loss allowance, in the face of the review of the history of its current operations and improvement in its estimates.

e)	Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed, except for the subsidiaries that operate with third-party companies, which are the own guarantors of the provided construction services. The warranty term provided is five years from the delivery of the venture.

f)	Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction works, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of such estimate reviews affect profit or loss.

g)	Realization of deferred income tax

The initial recognition and further analysis of the realization of a deferred income tax is carried out when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results, and supported by internal assumptions and future economic scenarios that enable its total or partial use.

h)	Allowance for contract cancellation

The Company recognizes an allowance for contract cancellation when it identifies risks of cash inflows. Contracts are monitored to identify the moment when these conditions are mitigated. While it does not occur, no revenue or cost is recognized in profit or loss, the amounts only being recorded in asset and liability accounts.

The other provisions recognized in the Company are described in Note 2.2.22.

25

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies—Continued

2.2.	Summary of significant accounting policies—Continued

2.2.2.	Recognition of revenues and expenses

The Company applied CPC 47 – Revenue from Contracts with Customers from January 1, 2018, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities.

According to CPC 47, the recognition of revenue from contracts with customers started to have a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled and is based on a five-step model detailed as follows: 1) identification of contract; 2) identification of performance obligations; 3) determination of transaction price; 4) allocation of transaction price to performance obligations; 5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties approve the contract; (ii) it can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) is probable that it will collect the consideration to which the Company is entitled.

(i)	Real estate development and sales

(a)    For the sales of completed units, revenues are recognized when the sale is completed with transfer of control, regardless of the timing of receipt of the contractual value.

(b)    For the pre-sale of completed units during construction phase:

•	The incurred cost (including cost of land, and other directly related expenditure for making inventory) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);
•	Sales revenues are recognized in profit or loss to the extent construction progresses, once the transfer of control is performed continually, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;
•	Sales revenues recognized in excess of actual payments received from customers is recorded as either a current asset or long-term receivables in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

26

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies—Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenues and expenses--Continued

(i)	Real estate development and sales

•	Interest and inflation-indexation charges on accounts receivable, as well as the adjustment to present value of account receivable, are included in the real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;
•	Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in the inventory of properties for sale, and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;
•	The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized;
•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.
(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The land acquired by the Company and its subsidiaries is determined based on fair value, as a component of inventories, with a corresponding entry to advances from customers in liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (i)(b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, and mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

27

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(i)	Financial instruments at fair value through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such at initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the investment strategy and risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred.

Financial instruments at fair value through profit or loss are measured at fair value, and their fluctuations are recognized in profit or loss.

In the year ended December 31, 2020, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year. In accordance with its treasury policies, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in February 2021.

The Company does not adopt the hedge accounting practice.

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, amortized cost and fair value through comprehensive income. The Company determines the classification of its financial assets at their initial recognition, when it becomes a party to the contractual provisions of the instrument, based on the business model in which the asset is managed and its contractual cash flow characteristics.

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, the transaction costs that are directly attributable to their acquisition.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable, and derivative financial instruments.

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The rights to receive cash inflows of an asset expire;

•	The Company transfers its rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

28

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(ii)	Financial assets--Continued

Derecognition (write-off)

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to transfer it, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying amount of the asset and the highest consideration that may be required from the Company.

Impairment of financial assets

Financial assets, except for those designated at fair value through profit or loss, are tested for indication of impairment at the end of each reporting period. The impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of such asset.

For financial assets recorded at cost, the impairment loss corresponds to the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the current return rate of a similar asset. This impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is directly reduced by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced by allowance. Subsequent recoveries of previously derecognized amounts are credited to the allowance. The changes in the carrying amount of the allowance are recognized in profit or loss.

(iii)	Financial liabilities

Financial liabilities are classified at initial recognition at amortized cost or measured at fair value through profit or loss.

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated at initial recognition as fair value through profit or loss.

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

29

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(iii)	Financial liabilities--Continued

A debt security convertible into the Company’s common shares is presented separately in the statement of financial position between the liability and equity components. The issuer’s obligation to make payments of interest and principal is a liability that exists while the instrument is not converted and the equity instrument is an embedded option to convert the liability into the issuer’s shares.

Derecognition (write-off)

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire. When an existing financial liability is substituted for another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or modification is treated as a derecognition of the original liability and recognition of a new liability, the difference in the corresponding carrying amounts being recognized in profit or loss.

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.	Trade accounts receivable

These are presented at present and realizable values. The classification between current and non-current is made based on the expected maturity of contract installments, considering current those falling due in one year or less.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Price Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

30

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.6.	Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to receivables with collateral of completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or CCI), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the statement of financial position and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “finance costs” in the statement of profit or loss for the year in which the transaction is made.

2.2.7.	Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are stated at construction cost, and decreased by provision when it exceeds its net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges on the venture incurred over the construction period.

The classification of land between current and non-current assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.	Land available for sale

Land available for sale is measured at the lower of the carrying amount and the fair value less costs to sell, and is classified as held for sale if its carrying amount is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. Management shall commit to sell it within one year of the classification date.

31

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.10.	Investments in ownership interests

Investments in ownership interest are recorded in the Company balance using the equity method.

When the Company's equity in the losses of investees is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the investee (Note 9).

2.2.11.	Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in profit or loss for the year when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are included in property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the term the stand is in use, and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

2.2.12.	Intangible assets

(i)      Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost, and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)     The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.	Payables for purchase of properties and advances from customers

Payables for purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus, when applicable, interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

32

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.14.	Income tax and social contribution on net income

(i)      Current income tax and social contribution

Current tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year.

Income taxes in Brazil comprise income tax (25%) and social contribution on net income (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), intended for the completion of the corresponding development, and delivery of real estate units to the respective buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also considering PIS and COFINS on revenues).

(ii)     Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable profit will be available to be used for offsetting deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the statement of financial position when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

33

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.2.15.	Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the reporting date of the statement of financial position, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.16.	Stock option plan

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (stock options), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and management members.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms had not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan substitutes the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.17.	Share-based payment - Phantom Shares

The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a reserve payable, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.18.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity

34

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

Fund for Employees (FGTS), vacation pay, and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual and corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of units not completed, real estate development entities present receivables adjusted for inflation, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation rates do not include interest.

Borrowing costs and those related to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the time value of money.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflationary effect (Notes 5 and 12).

2.2.20.	Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company and are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

2.2.21.	Borrowing costs

The borrowing costs directly attributable to ventures during construction phase, and to land during the development of assets for sale are capitalized as part of the cost of that asset during the construction period, since there is borrowing outstanding, which is recognized in profit or loss to the extent units are sold. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

35

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.21.	Borrowing costs

Charges that are not recognized in profit or loss of subsidiaries are recorded in the financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.	Provisions

(i)	Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, in line with the respective contractual clause and history of payments.

2.2.23.	Sales taxes

For companies under the taxable profit regime, levied on non-cumulative basis, the PIS and COFINS contribution rates are levied at 1.65% and 7.6%, respectively, on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are levied at 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.24.	Treasury shares

Own equity instruments that are repurchased (treasury shares) and are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.2.25.	Interest on equity and dividends

The proposal for distributing dividends and interest on equity made by Management that is in the portion equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is considered a legal obligation provided for in the Articles of Incorporation of the Company.

2.2.26.	Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) available (allocated) to ordinary shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.27.	Non-current asset held for sale

36

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

The Company classifies a non-current asset as held for sale if its carrying amount is recovered by sale transaction. In such case, the asset or group of assets held for sale shall be available for immediate sale on its current conditions, subject only to the terms that are usual and common for sale of such assets held for sale. With this, the sale shall be highly probable.

For a sale to be highly probable, Management shall be committed to the plan to sell the asset, and shall have initiated an active program to locate a buyer and complete the plan. In addition, the asset held for sale shall also be effectively marketed for sale at a sales price that is reasonable in relation to its current fair value. Also, the sale is expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

The asset held for sale is measured at the lower of its carrying amount and the fair value less cost to sell. In case the carrying amount is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss.

2.2.28.	Business combination

The business combination transactions are recognized using the acquisition method. The cost of an acquisition is measured by the sum of the consideration transferred, measured at fair value at the acquisition date, and the amount of any non-controlling interests in the acquired entity. The acquisition directly related costs shall be recognized as expense when incurred.

In the acquisition of a business, Management evaluates the financial assets and liabilities assumed to classify and allocate them according to the contractual terms, the economic circumstances, and the pertinent conditions that exist at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the acquired net assets (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of acquired net assets, the difference shall be recognized as gain in the statement of profit or loss. Gains from a bargain purchase are immediately recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated loss on recoverable amount. For purposes of testing the recoverable amount, the goodwill acquired in a business combination, from the acquisition date, shall be allocated to each of the cash-generating units of the Company that are expected to be benefitted from the combination synergies, regardless of the other assets or liabilities of the acquired entity that are attributed to such units.

In the year ended December 31, 2020, the Company made a business combination transaction, related to the acquisition by Gafisa of the totality of shares issued by Upcon, which became a subsidiary of the Company, and the acquisition of the totality of interest in four real estate ventures of Calçada S.A. in Rio de Janeiro (Note 9.1.1).

37

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies—Continued

2.2.29.	Investment property

Investment properties are properties held to earn rentals or for capital appreciation, and are initially measured at cost, including transaction costs. After initial recognition, investment properties are measured at fair value. All income from operating lease of assets for purposes of earning rental or capital appreciation are recorded as investment properties and measured using the fair value model. The gains and losses arising from changes in the fair value of investment property are recognized in profit or loss for the period in which they arise.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from the property derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in the profit or loss for the period in which it is derecognized.

3.	New standards, changes and interpretation of standards issued and adopted from 2020, and not yet adopted

3.1 New standards, changes and interpretation of standards issued and adopted from 2020

As of January 1, 2020, the following standards are in effect. The adoption of these standards and interpretations did not have any material impact on the disclosures or amounts disclosed in these financial statements.

(i)	Amendments to CPC 15 (R1): Definition of business - clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. These amendments did not have impact on the Company’s financial statements.

(ii)        Amendments to CPC 38, CPC 40 (R1) and CPC 48: Interest Rate Benchmark Reform, provide exemptions that apply to all hedging relationships directly affected by the interest rate benchmark reform. A hedging relationship is directly affected if the reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument. These amendments do not have impact on the financial statements of the Company, once the latter does not have interest rate hedging relationships.

(iii)       Amendments to CPC 26 (R1) and CPC 23: Definition of material, provide a new definition of material that states that the “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of financial statements. A misstated information is material if it could be reasonably expected to influence decisions taken by primary users. These amendments did not have any impact on the financial statements, nor are expected to have any future impact on the Company.

38

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2020, and not yet adopted--Continued

3.1 New standards, changes and interpretation of standards issued and adopted from 2020--Continued

(iv)       Revision of CPC 00 (R2): Conceptual Framework for Financial Reporting, provides updated definitions and criteria for recognition of assets and liabilities, and clarifies some important concepts. These amendments did not have impact on the Company’s financial statements.

(v)        Amendments to CPC 06 (R2): Covid-19-related Rent Concessions, provides lessees with concessions in the application of the CPC 06 (R2) provisions about the modification of lease contract, by recognizing the concessions occurring as direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-related rent concession granted by the lessor is a lease modification. This amendment did not have any impact on the Company’s financial statements.

3.1 New standards, changes and interpretation of standards issued and not yet adopted

A series of new standards are coming into effect for years beginning after January 1, 2021. The Company has not adopted these standards in the preparation of the accompanying Financial Statements. The following amended standards and interpretations shall not have a significant impact on the Company’s consolidated financial statements.

(i)	Onerous contracts - costs of fulfilling a contract (amendments to CPC 25/IAS 37)
(ii)	Interest rate benchmark reform – Phase 2 (amendments to CPC 48/IFRS 9, CPC 38/IAS39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16),
(iii)	Property, plant and equipment: Proceeds before intended use (amendments to CPC 27/IAS 16)
(iv)	Reference to the Conceptual Framework (amendments to CPC 15 / IFRS 3)
(v)	Classification of Liabilities as Current or Non-current (amendments to CPC 26/IAS 1)
(vi)	IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements, however, studies on them are in progress.

39

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	Company		Consolidated
	2020	2019	2020	2019

Cash and banks (a)	469	810	29,038	12,435
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	469	810	29,038	12,435

(a)   These are held to meet short-term cash commitments and not for investment or other purposes. They comprise cash balance with immediate liquidity and insignificant risk of change in value.

4.2.	Short-term investments

	Company		Consolidated
	2020	2019	2020	2019

Fixed-income funds (a)	136,058	125,961	144,437	125,962
Government bonds (LFT) (a)	3,078	231,725	3,078	231,725
Real estate investment fund (a)	151,553	-	151,553	-
Securities purchased under resale agreements	-	125	-	125
Bank certificates of deposit (b)	99,489	10,460	118,466	10,523
Restricted credits (c)	23,260	32,972	175,548	33,560
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	413,438	401,243	593,082	401,895

(a)   Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares. The Company entered into a swap contract to mitigate the risk of its exposure to index and interest rate volatility (Note 20(i)(b)).

(b)   As of December 31, 2020, Certificates of Bank Deposit (CDBs) include interest earned ranging from 93.5% to 103.5% (93.5% to 110% in 2019) of Interbank Deposit Certificates (CDI).

(c)    Restricted credits are represented by funds pledged and asset separated from transactions with financial institutions.

5.	Trade accounts receivable

	Company		Consolidated
	2020	2019	2020	2019

Real estate development and sales	518,847	492,205	749,065	605,067
(-) Allowance for expected and incurred credit losses	(10,421)	(12,065)	(16,365)	(16,265)
( - ) Allowance for cancelled contracts (a)	(44,947)	(27,481)	(80,727)	(37,485)
( - ) Present value adjustment	(329)	(7,133)	(7,038)	(8,518)
Services and construction and other receivables	59,063	14,491	59,317	14,639

Total trade accounts receivable (Note 20.i.d and 20.ii.a)	522,213	460,017	704,252	557,43B8

Current	340,096	361,649	487,083	445,303
Non-current	182,117	98,368	217,169	112,135

(a)     The increase in the allowance for cancelled contracts was mainly caused by the re-evaluation of the current contracts in relation to the uncertainty over cash inflows due to the impact of the Covid-19 pandemic on the Company’s portfolio of receivables.

40

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2020	2019	2020	2019

Past due: (a)
Up to 90 days	19,601	19,785	42,726	32,306
From 91 to 180 days	37,096	8,294	38,081	11,424
Over 180 days	116,290	90,216	157,484	115,619
	172,987	118,295	238,291	159,349

Falling due:
2020	-	286,456	-	343,971
2021	221,301	83,082	350,078	97,213
2022	47,186	5,276	72,280	5,368
2023	36,049	3,180	46,790	3,247
2024	26,899	2,791	27,269	2,830
2025 onwards	73,488	7,616	73,674	7,728
	404,923	388,401	570,091	460,357

( - ) Present value adjustment	(329)	(7,133)	(7,038)	(8,518)
(-) Allowance for expected and incurred credit losses and cancelled contracts	(55,368)	(39,546)	(97,092)	(53,750)

	522,213	460,017	704,252	557,438

(a)	The increase in the period is due to the relevance of the delivery of ten ventures in the year ended December 31, 2020. As reflection of the Covid-19 pandemic, the time required by banks and registry offices to process information for transferring the ownership of delivered units increased.

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2020, the amount received from customers in excess of the recognized revenues totaled R$1,471 (R$1,540 in 2019) in the Company’s statements, and R$151,172 (R$14,197 in 2019) in the consolidated statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17). The change in the year is due to the acquisition of the totality of shares in Upcon S.A. and assets of Calçada S.A. (Note 9.2).

Accounts receivable from completed real estate units financed by the Company are in general adjusted by the IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services".

The balances of allowance for expected credit losses are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2020 and 2019, the changes in the allowances for expected credit losses and cancelled contracts are summarized as follows:

41

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

	Company	Consolidated

Balance as of December 31, 2018	(101,006)	(101,006)
Additions (Note 22)	(10,630)	(26,150)
Write-offs / Reversals (Note 22)	72,090	73,406
Balance as of December 31, 2019	(39,546)	(53,750)
Acquired balance Upcon/ assets of Calçada	-	(3,568)
Additions (Note 22)	(26,198)	(76,905)
Write-offs / Reversals (Note 22)	10,376	37,131
Balance as of December 31, 2020	(55,368)	(97,092)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2020 totaled R$6,804 (R$10,764 in 2019), in the Company’s statements, and R$1,479 (R$10,873 in 2019) in the consolidated statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 2.21% for the year 2020 (6.64% in 2019), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

				Transaction balance Company (Note 14)		Transaction balance Consolidated (Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2020	2019	2020	2019
(i)	Jun 27, 2011	203,915	171,694	23	322	23	412
(ii)	Nov 14, 2012	181,981	149,025	-	-	85	2,586
(iii)	Dec 27, 2012	72,021	61,647	972	1,683	972	1,683
(iv)	Nov 29, 2013	24,149	19,564	173	242	480	1,170
(v)	Nov 25, 2014	15,200	12,434	371	833	486	1,203
(vi)	Dec 3, 2015	32,192	24,469	1,232	2,342	3,148	5,300
(vii)	Dec 19, 2016	27,954	27,334	3,287	5,845	3,682	6,429
(viii)	May 9, 2016	17,827	17,504	2,250	3,385	3,062	4,625
(ix)	Aug 19, 2016 (a)	15,418	14,943	1,752	2,351	1,774	2,392
(x)	Dec 21, 2016	21,102	19,532	4,964	5,961	5,067	6,106
(xi)	Mar 29, 2017	23,748	22,993	5,236	8,254	5,413	8,455
				20,260	31,218	24,192	40,361

(a)	The consolidated balance of the transaction as of December 31, 2020 and 2019 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

Transaction (i) was entered into with Banco BTG Pactual S.A. (Note 14).

Transactions (ii), (iii), (iv) and (v) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados (Note 14).

Transactions (vi), (vii), (viii), (ix), (x) and (xi) were entered into with Polo Capital Securitizadora S.A. (Note 14).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xiii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

42

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	Company		Consolidated
	2020	2019	2020	2019

Land	384,324	423,074	607,564	573,715
( - ) Provision for loss on realization of land	(111,307)	(122,621)	(111,307)	(122,621)
( - ) Present value adjustment	(641)	(5,200)	(676)	(5,198)
Properties under construction (Note 29)	148,865	190,383	880,471	355,980
Completed units	63,246	264,381	107,882	283,991
( - ) Provision for loss on realization of properties under construction and completed units	(8,726)	(65,627)	(9,131)	(67,099)
Allowance for cancelled contracts	38,729	36,078	74,498	47,099

Total properties for sale	514,490	720,468	1,549,301	1,065,867

Current	319,516	490,419	1,243,841	786,660
Non-current	194,974	230,049	305,460	279,207

During the years ended December 31, 2020 and 2019, the changes in the provision for loss on realization is summarized as follows:

	Company	Consolidated
Balance as of December 31, 2018	(163,078)	(164,603)
Reclassification from land available for sale (Note 8.1)	(52,196)	(52,196)
Write-off (a)	27,026	27,079
Balance as of December 31, 2019	(188,248)	(189,720)
Additions	(3,025)	(3,482)
Write-offs (a)	59,926	61,450
Reversal (b)	11,314	11,314
Balance as of December 31, 2020	(120,033)	(120,438)

(a)	The amount of write-offs refers to the respective units sold and project revision in the year 2020.
(b)	Amount related to the reversal of land impairment in view of project revision and viability.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2020 was R$146,582 (R$193,798 in 2019) in the Company’s statements, and R$173,228 (R$206,935 in 2019) in the consolidated statements.

7.	Other assets

	Company		Consolidated
	2020	2019	2020	2019

Advances to suppliers	11,091	20,142	15,217	20,702
Advance - Fasano transaction (Notes 1.2 and 31(ii))	62,000	-	62,000	-
Recoverable taxes (IRRF, PIS, COFINS, among other)	13,739	11,733	18,833	17,285
Judicial deposits (Note 16.a)	110,314	122,238	120,407	129,933
Arbitration decision amount (a)	5,777	5,777	66,391	66,391
Credit for land acquisition (b)	25,570	-	-	-
Other	3,337	-	10,728	-
Total other assets	231,828	159,890	293,576	234,311

Current	125,498	52,455	180,837	67,395
Non-current	106,330	107,435	112,739	166,916

(a)	Amount related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.
(b)	Amount related to credits for acquisition of land located in Rio de Janeiro, carried out by subsidiary.

43

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Non-current assets held for sale

8.1 Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. Their carrying amount, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance as of December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148
Reclassification from properties for sale (Note 6)	-	-	-	-	-	-
Reclassification to properties for sale (Note 6)	(83,579)	52,196	(31,383)	(83,579)	52,196	(31,383)
Additions (Note 23)	-	-	-	-	-	-
Reversal / write-offs (a)	(50,117)	10,367	(39,750)	(50,117)	10,366	(39,751)
Balance as of December 31, 2019	12,486	(8,777)	3,709	15,792	(8,778)	7,014
Additions (Note 23)	-	-	-	-	-	-
Reversal / write-offs	-	-	-	-	-	-
Balance as of December 31, 2020	12,486	(8,777)	3,709	15,792	(8,778)	7,014

(a)	The amount of write-offs over the period mainly refers to the cancelled land sales contract in January 2019, located in the city of Rio de Janeiro – RJ.

The sale of assets held for sale is considered highly probable, and the Company keeps an active program to locate buyers. Additionally, Management has made the necessary efforts to successfully dispose such assets for amounts not below the recorded ones. Changes in economic conditions or transactions currently in discussion may result in the recognition of losses in addition to those already recognized.

44

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments

9.1	Investments in ownership interests

(i)	Information on subsidiaries, associates and jointly-controlled investees
										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		2020	2019	2020	2020	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Gafisa Rio	-	100%	100%	228,826	140,758	88,068	-	50,288	-	88,068	-	50,288	-	-	-	-	-
Gafisa Propriedades S.A.	-	100%	100%	312,752	230,708	82,044	-	(6,021)	-	82,045	-	(6,022)	-	-	-	-	-
Novum Directiones SPE Ltda.	-	100%	100%	207,585	130,311	77,274	44,120	(3,089)	(6,078)	77,274	44,120	(3,089)	(6,078)	-	-	-	-
Gafisa SPE 80 Emp. Imob. Ltda.	-	100%	100%	82,479	6,062	76,417	-	315	-	76,417	-	315	-	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	91,079	24,296	66,783	55,422	11,140	5,454	66,783	55,422	11,361	5,454	-	-	-	-
Upcon SPE 29 Emp. Imob. Ltda	-	100%	100%	53,776	38	53,738	-	-	-	53,738	-	-	-	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	51,991	979	51,012	51,015	(3)	(15)	51,012	51,015	(3)	(15)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	48,914	825	48,089	47,964	125	47,963	48,089	47,964	125	47,963	-	-	-	-
Upcon Spe 28 Emp. Imob. Ltda	-	100%	100%	44,047	26	44,021	-	-	-	44,021	-	-	-	-	-	-	-
GDU Loteamentos Ltda.	-	100%	100%	43,206	19	43,187	43,206	(19)	-	43,187	43,206	(19)	-	-	-	-	-
Nuove Direzioni SPE Ltda	-	100%	100%	54,793	17,509	37,283	30,887	6,396	-	37,283	30,887	6,396	-	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	39,199	9,006	30,193	30,193	-	(1)	30,193	30,193	-	(1)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	25,608	42	25,567	25,567	-	-	25,567	25,567	-	-	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,332	12,682	16,650	16,724	(74)	212	16,650	16,724	(74)	212	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	18,614	2,944	15,670	14,848	822	14,847	15,670	14,848	822	14,847	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,861	182,424	14,437	13,227	1,209	(103)	14,437	13,227	1,209	(103)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	15,222	1,711	13,511	13,257	254	1,172	13,511	13,257	254	1,172	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	13,748	2,232	11,516	11,630	(114)	(1,073)	11,516	11,630	(114)	(1,073)	-	-	-	-
Upcon SPE 7 Emp. Imob. Ltda	-	100%	100%	14,091	4,759	9,331	-	-	-	9,331	-	-	-	-	-	-	-
Gafisa SPE 78 Emp. Imob. Ltda.	-	100%	100%	9,123	2,717	6,406	6,479	(73)	1,415	6,406	6,479	(73)	1,415	-	-	-	-
OCPC01 adjustment - capitalized interest (d)	(a)	100%	100%	-	-	-	-	-	-	16,481	21,923	-	-	-	-	-	-
Other		100%	100%	356,111	318,912	37,200	127,682	4,483	(10,676)	36,601	86,720	4,490	(11,027)	-	-	-	-
Subtotal Subsidiaries				1,937,357	1,088,960	848,397	532,221	65,639	53,117	864,280	513,182	65,866	52,766	-	-	-	-

Jointly-controlled investees:
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.		80%	80%	34,263	1,952	32,310	32,347	(36)	6	25,849	25,877	(28)	5	25,849	25,877	(28)	5
Sitio Jatiuca Emp. Imob. SPE Ltda		50%	50%	36,190	3,844	32,345	29,636	2,709	223	16,173	14,818	1,355	111	16,173	14,818	1,355	111
Varandas Grand Park Emp. Imob. Spe Ltda.	(b)	50%	50%	34,093	5,034	29,059	28,773	457	2,742	14,529	14,387	143	1,917	14,529	14,387	143	1,917
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	29,533	3,622	25,911	24,616	1,716	3,116	12,956	12,308	648	1,407	12,956	12,308	648	1,407
Atins Emp. Imob.s Ltda.		50%	50%	19,952	659	19,293	20,813	4,859	3,084	9,646	10,406	2,430	1,542	9,646	10,406	2,430	1,542
Gafisa SPE-116 Emp. Imob. Ltda.		50%	50%	24,278	3,414	20,863	25,111	(909)	2,574	10,432	12,555	(454)	1,287	10,432	12,555	(454)	1,287
FIT 13 SPE Emp. Imob. Ltda.		50%	50%	21,423	1,699	19,724	19,779	(55)	72	9,862	9,889	(27)	36	9,862	9,889	(27)	36
Performance Gafisa General Severiano Ltda		50%	50%	11,658	33	11,625	11,631	(6)	(69)	5,813	5,816	(3)	(35)	5,813	5,816	(3)	(35)
Other (*)				69,334	27,769	41,567	38,751	(6,802)	(1,080)	21,532	19,850	(3,462)	(6,895)	32,711	29,122	(3,494)	(6,650)
Subtotal jointly-controlled investees				280,724	48,026	232,697	231,457	1,933	10,668	126,792	125,906	602	(625)	137,971	135,178	570	(380)

Associates:
Alphaville Urbanismo S.A		0%	0%	-	-	-	(1,479,312)	-	(603,985)	-	-	-	-	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.		50%	50%	4,912	534	4,378	4,272	107	1,571	2,189	2,136	53	785	2,189	2,136	53	785
Gafisa Tiner Campo Belo I Emp. Imob. Ltda.		45%	45%	1,153	25	1,128	1,189	(60)	55	508	535	(27)	25	508	535	(27)	25
Other				-	-	-	(2)	(1)	-	-	-	-	4	716	953	-	5
Indirect jointly-controlled investees Gafisa				6,065	559	5,506	(1,473,853)	46	(602,359)	2,697	2,671	26	814	3,413	3,624	26	815

Goodwill arising from acquisition of subsidiaries (Note 9.1.1)	(c)									166,028	-	-	-	166,028	-	-	-
Goodwill based on inventory surplus	(d)									39,886	39,886	-	-	-	-	-	-

Total investments										1,199,683	681,645	66,494	52,955	307,412	138,802	596	435
(*) Includes companies with investment balances below R$ 5,000.

45

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments--Continued

9.1	Investments in ownership interests--Continued

(i)	Information on subsidiaries, associates and jointly-controlled investees--Continued
										Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (e):	2020	2019	2020	2020	2020	2019		2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Gafisa SPE 45 Ltda	100%	100%	4,091	10,773	(6,682)	-		(6,986)	-	(6,682)	-	(6,986)	-	-	-	-	-
Manhattan Square Emp. Im. Resid. 01 SPE Ltda	50%	50%	2,499	15,431	(12,932)	(6,569)		(149)	(313)	(6,467)	(3,284)	(3,178)	(1,130)	(6,467)	(3,284)	(3,178)	(1,130)
Manhattan Square Emp. Im. Com. 01 SPE Ltda	50%	50%	3,342	9,888	(6,546)	(6,558)		(4)	(294)	(3,273)	(3,279)	4	(2,175)	(3,273)	(3,279)	4	(2,175)
Upcon SPE26 Emp. Imob. Ltda	100%	100%	103,644	106,780	(3,135)	-		-	-	(3,135)	-	-	-	-	-	-	-
Gafisa Spe- 130 Emp. Imobiliários Ltda.	100%	100%	8,594	10,072	(1,477)	(1,137)		(340)	(1,138)	(1,477)	(1,137)	(340)	(1,138)	-	-	-	-
Delfim Moreira RJ	100%	100%	111,660	112,550	(890)	-		(890)	-	(890)	-	(890)	-	-	-	-	-
Gafisa SPE-133 Emp. Imob. Ltda.	100%	100%	394,838	395,080	(241)	-		(328)	-	(241)	-	(328)	-	-	-	-	-
Other			232,687	235,722	(18,491)	(10,138)		(10,158)	(12,457)	632	(7,094)	(4,890)	(1,649)	3,010	(4,400)	239	(2,133)
Total provision for net capital deficiency			861,355	896,296	(50,394)	(24,402)	-	(18,855)	(14,202)	(21,533)	(14,794)	(16,608)	(6,092)	(6,730)	(10,963)	(2,935)	(5,438)

Total income from equity method investments												49,886	46,863			(2,339)	(5,003)

(*) Includes companies with investment balances below (R$ 5,000).

(a)	Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.
(b)	The Company recorded expense of R$386 in Income from equity method investments for the year ended December 31, 2020 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.
(c)	Recognition of goodwill on acquisition of the totality of UPCON S.A.’s shares and Calçada S.A.’s four ventures in the amounts of R$130,643 and R$35,385, respectively. The Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.
(d)	Amount related to the goodwill arising from purchase of the control of SPE GDU Loteamentos Ltda. granted on December 27, 2019 by Alphavile Urbanismo for the urban development business.
(e)	The provision for net capital deficiency is recorded in the line item “Other payables” (Note 15).

(ii)	Information on significant investees

	Other investees:
	Subsidiaries		Jointly-controlled investees		Associates
	2020	2019	2020	2019	2020	2019

Cash and cash equivalents	139,172	4,611	12,174	37,267	1,615	2,087
Current assets	1,432,951	636,457	239,756	265,219	5,883	6,702
Non-current assets	504,394	409,773	40,968	30,084	182	84
Current liabilities	936,767	550,908	28,661	42,975	486	1,159
Non-current liabilities	152,169	6,307	19,366	20,871	73	167

Net revenue	354,506	57,038	40,601	63,551	30	264
Operating costs	(256,353)	(37,503)	(18,545)	(45,014)	-	-
Depreciation and amortization	(885)	(1,294)	(5)	(21)	-	-
Finance income (cost)	(10,544)	(657)	(273)	670	12	312
Income tax and social contribution	(2,338)	(1,603)	(1,182)	(1,883)	(14)	(94)
Profit or loss from continuing operations	65,639	53,117	10,594	10,668	46	1,626

(iii)	Change in investments

	Company	Consolidated

Balance as of December 31, 2019	681,645	138,802
Income from equity method investments	66,494	596
Capital contribution (reduction)	(1,111)	92
Dividends receivable	(5,005)	(5,005)
Goodwill arising from acquisition of subsidiaries (Note 9.1.1)	166,028	166,028
Acquisition of subsidiaries (Note 9.1.1)	160,032	-
Acquisition of subsidiaries of Upcon (a)	76,074	-
Merger of subsidiaries (b)	55,757	-
Other investments	(231)	6,899
Balance as of December 31, 2020	1,199,683	307,412

(a) Amount related to the acquisition of shares in SPEs controlled by Upcon S.A., which is fully controlled by Gafisa S.A.

(b) Amount related to the assignment of shares in SPEs controlled by Gafisa S.A., to SPE 80 Emp. Imob. Ltda, which is fully controlled by the Company.

46

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments--Continued

9.1	Investments in ownership interests--Continued

9.1.1 Business combination

(i)   Acquisition Upcon S.A.

On September 23, 2020, the Company disclosed the completion of the acquisition of the totality of Upcon S.A.’s shares, settled with the Company’s shares. Such transaction gave rise to a goodwill in the amount of R$130,063, for which the Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.

The following table shows the determination of the acquisition cost, pursuant to CVM Resolution 665/11:

Acquisition cost	252,895
Acquired net assets	122,252
Goodwill not allocated	130,643

(ii)  Acquisition of Calçada S.A.’s ventures

On November 16, 2020, the Company disclosed the completion of the acquisition of the totality of four ventures from Calçada S.A., settled through shares of the Company and financial disbursement. Such transaction gave rise to a total net goodwill in the amount of R$35,385, for which the Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.

The following table shows the determination of the acquisition cost, pursuant to CVM Resolution 665/11:

Acquisition cost	73,165
Acquired net assets	37,780
Goodwill not allocated	35,385

47

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments--Continued

9.2	Investment property

As mentioned in Note 1, in the year of 2020 the Company created a new business unit, Gafisa Propriedades, for carrying out the management of real estate that are completed and of third parties. In this context, as of December 31, 2020 the investment properties of this new business unit comprise commercial properties of ventures located in the state of São Paulo and Rio de Janeiro and acquired of Gafisa S.A. and subsidiaries. These properties were initially recognized at cost and will be measured at fair value in subsequent years.

The Company does not have restriction to the capacity of realization of its investment property or for repairs, maintenance or improvements.

Consolidated
Balance as of December 31, 2019	-
Additions of commercial properties:
Rio de Janeiro	73,229
São Paulo	45,890
Balance as of December 31, 2020	119,119

10.	Property and equipment

		Company
Description	2019	Additions	Write-offs	100% depreciated items	2020	2019	Additions	Write-offs	Additions Upcon	100% depreciated items	2020
Cost
Hardware	8,922	-	-	(4,918)	4,004	9,111	-	-	-	(4,946)	4,165
Leasehold improvements and installations	785	2,655	(1,389)	-	2,051	771	2,655	(1,389)	9	-	2,046
Furniture and fixtures	637	-	-	-	637	741	-	-	122	-	863
Machinery and equipment	2,561	-	-	(2,528)	33	2,561	-	-	22	(2,528)	55
Right-of-use assets	3,235	1,039	617	-	4,891	3,235	1,039	617	726	-	5,617
Sales stands	5,794	779	(2,188)	-	4,385	11,638	8,666	(3.018)	7,904	-	25,190
	21,934	4,473	(2,960)	(7,446)	16,001	28,057	12,360	(3,790)	8,783	(7,474)	37,936

Accumulated depreciation
Hardware	(3,826)	(2,333)	-	4,918	(1,241)	(3,905)	(2,372)	-	-	4,946	(1,331)
Leasehold improvements and installations	(782)	(399)	1,984	-	803	(737)	(406)	1,984	(7)	-	834
Furniture and fixtures	(511)	(64)	-	-	(575)	(604)	(66)	-	(78)	-	(748)
Machinery and equipment	(2,315)	(240)	-	2,528	(27)	(2,315)	(240)	-	(8)	2,528	(35)
Right-of-use assets	(1,711)	(689)	-	-	(2,400)	(1,711)	(688)	-	(714)	-	(3,113)
Sales stands	(642)	-	-	-	(642)	(4,626)	(1,386)	826	(3,176)	-	(8,362)
	(9,787)	(3,725)	1,984	7,446	(4,082)	(13,898)	(5,158)	2,810	(3,983)	7,474	(12,755)

Total property and equipment	12,147	748	(976)	-	11,919	14,159	7,202	(980)	4,800	-	25,181

The following useful lives and rates are used for calculating depreciation:

	Useful life	Average annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixtures	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2020 and 2019 there was no indication of impairment of property and equipment.

48

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

11.	Intangible assets
			Company
	2019					2020
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	15,953	42	(2,162)	-	(3,514)	10,319
Software – Depreciation	(9,401)	-	1,405	(2,804)	3,514	(7,286)
Other	-	1,505	-	(94)	-	1,411
Total intangible assets	6,552	1,547	(757)	(2,898)	-	4,444

		Consolidated
	2019					2020
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	17,353	42	(3,190)	-	(3,514)	10,691
Software – Depreciation	(10,269)	-	2,209	(3,026)	3,514	(7,572)
Other	-	1,505	-	(94)	-	1,411
Total intangible assets	7,084	1,547	(981)	(3,120)	-	4,530

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

As of December 31, 2020, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$981 (R$536 in 2019), related to the Company’s software.

12.	Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	2020	2019	2020	2019

National Housing System - SFH /SFI (i)	May 2019 to July 2025	7.00% to 14.20% + TR 13.66% and 143% of CDI	341,495	421,382	389,258	456,247
Certificate of Bank Credit (CCB) (ii)	March 2021 to October 2025	Fixed 16.77% 3.5%/ 3.70%/ 4.25%/ 6%+CDI	48,954	55,022	257,123	55,022
Other transactions			10,344	14,272	24,093	21,884

Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			400,793	490,676	670,474	533,153

Total current			291,270	383,647	332,447	426,124
Non-current			109,523	107,029	338,027	107,029

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2020, the Company made payments totaling R$293,029, of which R$274,237 related to principal and R$18,793 related to the interest payable. Additionally, during the year, the Company entered into CCB transactions in the total amount of R$195,000, with final maturity between October 2023 and November 2025.

Rates

•	CDI - Interbank Deposit Certificates;

•	TR - Referential Rate

49

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing--Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2020	2019	2020	2019

2020	-	383,647	-	426,124
2021	291,270	103,269	332,447	103,269
2022	11,560	3,760	27,664	3,760
2023	7,800	-	73,106	-
2024	7,800	-	7,800	-
2025	82,363	-	229,457	-
	400,793	490,676	670,474	533,153

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive covenants.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2020	2019

Loans and financing
Total accounts receivable(1) plus inventories required to be below zero or 2.0 times over venture debt(2)	7.35 times	4.52 times
Total accounts receivable(1) plus inventories of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(34.63) times	(9.04) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-2.03%	-15.81%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	2.52 times	3.79 times

(1)	Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.
(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.
(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

Finance costs of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The average capitalization rate used in the determination of costs of loans eligible to capitalization was 8.93% as of December 31, 2020 (10.84% in 2019).

The following table shows the summary of finance costs and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	2020	2019	2020	2019

Total financial charges for the year	80,081	88,230	95,116	89,737
Capitalized financial charges (Note 30)	(18,819)	(21,179)	(35,516)	(30,358)
Subtotal (Note 24)	61,262	67,051	59,600	59,379

Financial charges included in “Properties for sale”:

Opening balance	193,798	211,465	206,935	223,807
Capitalized financial charges	18,819	21,179	35,516	30,358
Financial charges related to cancelled land sales contract	(3,840)	(8,955)	(3,840)	(8,955)
Charges recognized in profit or loss (Note 23)	(62,195)	(29,891)	(79,719)	(38,275)
Balance acquired from subsidiaries	-	-	14,336	-
Closing balance (Note 6)	146,582	193,798	173,228	206,935

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$307,233 (R$421,120 in 2019).

50

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures

				Company		Consolidated
Program/placements	Principal - R$	Annual interest	Final maturity	2020	2019	2020	2019

Tenth placement (i)	22,453	IPCA + 7.8%	December 2023	29,833	38,038	29,833	38,038
Eleventh placement – 1st Series A (ii)	-	-	-	-	52,008	-	52,008
Twelfth placement (iii)	39,843	CDI + 3.75%	December 2020	32,503	57,139	32,503	57,139
Thirteenth placement (iv)	17,777	CDI + 3.00%	June 2022	9,236	33,792	9,236	33,792
Fourteenth placement (v)	22,835	CDI + 5.00%	October 2020	1,920	16,548	1,920	16,548
Fifteenth placement (a)	33,750	IGPM - 0.50%	July 2021	39,875	-	39,875	-
RB Capital (b)	90,083	CDI + 6.00%	September 2024	-	-	125,383	-
Sixteenth placement (c)	25,570	100% CDI	February 2021	25,575	-	25,575	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				138,942	197,525	264,325	197,525

Current portion				120,399	158,179	120,737	158,179
Non-current portion				18,543	39,346	143,588	39,346

(a)	In the context of the acquisition of the totality of UPCON’s shares, on July 17, 2020, the Company signed the indenture of the 15th convertible debenture, of the subordinate type, into two series, in the total amount of R$33,750, maturing on July 15, 2020. The coupon rate applied to the face value corresponds to 0.50% per year and the index is the IGPM. The principal and coupon payments are only made on the respective maturity date, and may be settled by using the Company’s shares.
(b)	On September 15, 2020, the subsidiary Novum signed the indenture of the first non-convertible debenture issue, with secured guarantee, in sole series, in the total amount of R$190,000, maturing in September 2024. The net proceeds from this issue will be fully and only used to develop the residential real estate development ventures “Scena Tatuapé", "Parque Ecoville", "Moov Belém", "Moov Estação Brás", "Moov Parque Maia", "Belvedere" and "Upside Paraíso". The funds shall be released according to the construction works’ needs, amortization and interest payments shall be made at the end of the operation. The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI) plus a surcharge equivalent to 6% p.a.
(c)	On October 21, 2020, the Company approved the indenture of the 16th convertible debenture issue, in two series, in the total amount of R$ 117,570, each with unit value of R$10. The first series, in the amount of R$42,000, was converted in the context of the acquisition of interest in four ventures of Calçada S.A. (Note 9.1). The second series, in the amount of R$25,570, was subscribed on December 28, 2020, with final maturity on March 31, 2021. As of December 31, 2020, the amount of option for converting liabilities into the Company’s shares is R$6,125 (Note 20 (i)(d)). The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI).

In the year ended December 31, 2020, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	9,704	2,709	12,413
(ii)	52,026	2,928	54,954
(iii)	25,720	2,983	28,703
(iv)	25,181	1,486	26,667
(v)	36,730	1,401	38,131
(a)	-	1,578	1,578
	149,361	13,085	162,446

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2020	2019	2020	2019

2020	-	158,179	-	158,179
2021	120,399	23,119	120,737	23,119
2022	11,428	11,243	11,428	11,243
2023	7,115	4,984	7,115	4,984
2024	-	-	125,045	-
	138,942	197,525	264,325	197,525

51

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these financial statements. The ratios and minimum and maximum amounts required under restrictive covenants are as follows:

	2020	2019

Tenth placement
Total accounts receivable(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	(81.57) times	(14.62) times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-2.03-%	-15.81%

(a)

(1) Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2) Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3) Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.	Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	2020	2019	2020	2019

Obligation CCI June/2011 - Note 5(i)	23	322	23	412
Obligation CCI November/2012 - Note 5(ii)	-	-	85	2,586
Obligation CCI December/2012 - Note 5(iii)	972	1,683	972	1,683
Obligation CCI November/2013 - Note 5(iv)	173	242	480	1,170
Obligation CCI November/2014 - Note 5(v)	371	833	486	1,203
Obligation CCI December/2015 - Note 5(vi)	1,232	2,342	3,148	5,300
Obligation CCI February/2016 - Note 5(vii)	3,287	5,845	3,682	6,429
Obligation CCI May/2016 - Note 5(viii)	2,250	3,385	3,062	4,625
Obligation CCI August/2016 - Note 5(ix)	1,752	2,351	1,774	2,392
Obligation CCI December/2016 - Note 5(x)	4,964	5,961	5,067	6,106
Obligation CCI March/2017 - Note 5(xi)	5,236	8,254	5,413	8,455
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	20,260	31,218	24,192	40,361

Current	10,829	14,755	13,296	20,526
Non-current	9,431	16,463	10,896	19,835

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2020	2019	2020	2019

2020	-	14,755	-	20,526
2021	10,829	5,193	13,296	7,020
2022	2,953	3,620	2,977	4,284
2023	2,127	1,895	2,493	2,221
2024 onwards	4,351	5,755	5,426	6,310
	20,260	31,218	24,192	40,361

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Transaction (i) was entered into with Banco BTG Pactual S.A. at rates of 11.48% plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (ii), (iii), (iv) and (v) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados at rates that range between 10.50% and 11.48%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (vi), (vii), (viii), (ix), (x) and (xi) were entered into with Polo Capital Securitizadora S.A. at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

52

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

15.	Other payables

	Company		Consolidated
	2020	2019	2020	2019

Provision for penalties due to delay in construction work	2,866	3,659	7,420	5,283
Cancelled contract payable and allowance for cancelled contracts	60,514	71,549	91,711	97,255
Warranty provision	23,627	14,419	23,628	14,419
Long term PIS and COFINS (deferred and payable)	17,130	5,780	18,166	8,372
Provision for net capital deficiency (Note 9.i.e)	21,533	14,794	6,730	10,963
Long-term suppliers (Note 20.i.d)	987	1,179	1,816	1,382
Share-based payment - Phantom Shares (Note 18.4)	1,109	1,702	1,109	1,702
Other liabilities (a)	13,238	3,379	70,534	5,181
Total other payables	141,004	116,461	221,114	144,557

Current	124,434	110,189	186,466	135,492
Non-current	16,570	6,272	34,648	9,065

(a) Other liabilities related to several diluted amounts.

16.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government bodies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel, analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2020 and 2019, the changes in provision are summarized below:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as of December 31, 2018	235,294	637	55,133	291,064
Additional provision (Note 23) (i)	5,744	1,313	2,933	9,990
Payment and reversal of provision not used (i)	(14,087)	732	(24,218)	(37,573)
Balance as of December 31, 2019	226,951	2,682	33,848	263,481
Additional provision (Note 23) (i)	64,302	-	-	64,302
Payment and reversal of provision not used (ii)	(62,765)	(1,607)	(14,772)	(79,144)
Balance as of December 31, 2020	228,488	1,075	19,076	248,639

Current	141,397	1,075	3,164	145,636
Non-current	87,091	-	15,912	103,003

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as of December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23)	5,456	1,369	1,475	8,300
Payment and reversal of provision not used	(13,769)	696	(24,423)	(37,496)
Balance as of December 31, 2019	227,169	2,702	34,742	264,613
Additional provision (Note 23)	56,148	-	-	56,148
Payment and reversal of provision not used	(62,665)	(971)	(15,666)	(79,302)
Acquired balance of Upcon	9,024	-	-	9,024
Balance as of December 31, 2020	229,676	1,731	19,076	250,483

Current	142,171	1,731	3,164	147,066
Non-current	87,505	-	15,912	103,417

53

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments--Continued

(a)     Civil lawsuits, tax proceedings and labor claims

As of December 31, 2020, the Company and its subsidiaries have deposited in court the amount of R$110,314 (R$122,238 in 2019) in the Company’s statements, and R$120,407 (R$129,933 in 2019) in the consolidated statements (Note 7).

	Company		Consolidated
	2020	2019	2020	2019

Civil lawsuits	58,416	50,308	65,401	54,706
Tax proceedings	43,767	40,516	46,537	41,989
Labor claims	8,131	31,414	8,469	33,238
Total (Note 7)	110,314	122,238	120,407	129,933

(i)	As of December 31, 2020, the provisions related to civil lawsuits (R$5,397 in 2019) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group) are present.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims by filing a lawsuit against Cimob and its former and current parent companies for obtaining the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

(ii)     Environmental risk

Considering the diversity of environmental legislation in the federal, state and municipal levels, which may restrict or impede the development of real estate ventures, the Company analyzes all environmental risks, including the possible existence of hazardous or toxic materials, residues, vegetation and proximity of the land to permanent preservation areas, in order to mitigate risks in the development of ventures, during the process of land acquisition for future ventures.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$375 in the Company’s and consolidated statements (R$375 in the Company’s and consolidated statements in 2019).

54

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments--Continued

(iii)	The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018, against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeida de Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2020, no decision has been awarded yet.

(iv)	Lawsuits which likelihood of loss is rated as possible

As of December 31, 2020, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$421,242 (R$563,239 in 2019) in the Company’s statements and R$425,045 (R$565,410 in 2019) in the consolidated statements, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for any losses. The change in the period was caused by the change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	Company		Consolidated
	2020	2019	2020	2019

Civil lawsuits	253,403	398,325	254,219	398,676
Tax proceedings	117,647	97,871	117,987	98,186
Labor claims	50,192	66,243	52,839	68,548
	421,242	562,439	425,045	565,410

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2020, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$171 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$7,474, considering the above-mentioned contract expiration, as follows.

55

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments--Continued

Consolidated
Estimate of payment	2020

2021	2,153
2022	2,239
2023	2,329
2024 onwards	753
7,474

17.	Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	2020	2019	2020	2019

Payables for purchase of properties	January 2021 to November 2022	42,310	68,020	163,597	68,133
Present value adjustment		(783)	(5,295)	(819)	(5,298)
Advances from customers
Development and services (Note 5)		1,471	1,540	151,172	14,197
Barter transaction – Land (Note 30 (i))		60,146	94,075	101,479	145,396

Total payables for properties and advances from customers (Notes 20.i.d and 20.ii.a)		103,144	158,340	415,429	222,428

Current		65,969	89,825	336,029	129,353
Non-current		37,175	68,515	79,400	93,075

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	2020	2019	2020	2019

2020	-	89,825	-	129,353
2021	65,969	28,352	336,029	40,219
2022	27,594	29,208	32,177	33,396
2023	9,424	10,599	38,086	10,597
2024	157	356	586	8,863
2025 onwards	-	-	8,551	-
	103,144	158,340	415,429	222,428

18. Equity

18.1.	Capital

At the Extraordinary Shareholders’ Meeting held on April 30, 2020, shareholders approved the absorption of the Company’s retained losses by its capital in the amount of R$2,585,032.

The Company’s Board of Directors ratified the following capital increases in the period ended September 30, 2020:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$ 310,001.
•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390,000.
•	On November 16, 2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42,000.

Accordingly, as of December 31, 2020, the Company's authorized and paid-in capital amounted to R$1,083,248 (R$2,926,280 in 2019), represented by 300,676,101 registered common shares (120,000,000 in 2019), with no par value, of which 341,570 (2,981,052 in 2019) were held in treasury.

56

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.1.	Capital--Continued

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 600,000,000 (six hundred million) common shares.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying amount R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	2020	2019	2020	2019
2001	11/20/2001	44,462	38.9319	0.11%	193	385	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	3.46%	5,969	11,896	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	8.19%	14,111	28,125	115,265	115,265
2014	Transfers	(405,205)	43.3928	-1.02%	(1,763)	(3,513)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-5.15%	(8,870)	(17,679)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	2.23%	3,847	7,668	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.23%	(394)	(786)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-5.61%	(9,679)	(19,291)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.84%	1,453	2,896	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.17%	(299)	(597)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.28%	(488)	(973)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	33.36%	57,513	114,629	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.04%	(75)	(150)	(530)	(530)
2018	Cancellations	(1,030,326)	-	-2.60%	(4,482)	(8,933)	-	-
2018	Disposal	(9,168,280)	16.1463	-23.14%	(39,882)	(79,489)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	10.01%	29,554	58,904	100,113	100,113
2019	Transfers	(9,174)	15.3695	-0.01%	(40)	(80)	(141)	(141)
2019	Cancellations	(370,000)	15.5324	-0.54%	(1,610)	(3,208)	(5,747)	(5,747)
2019	Disposal	(7,377,205)	14.5999	-10.84%	(32,091)	(63,960)	(109,658)	(109,658)

2020	Disposal	(2,639,482)	14.5979	-0.91%	(11,481)	-	(40,885)	-
		341,570	9.0131	1.64%	1,486	25,844	2,632	43,517

(*)	Market value calculated based on the closing share price on December 31, 2020 of R$4.35 (R$8.67 in 2019) not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2018	38,599
Subscription of shares	76,642
Repurchase of shares	(7,164)
Disposal of shares	7,386
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,172
Shares outstanding as of December 31, 2019	117,005
Subscription of shares	180,677
Disposal of shares	2,640
Change in shares held by the management members of the Company	(9,809)
Shares outstanding as of December 31, 2020	290,513

Weighted average shares outstanding (Note 27)	179,882

18.2.	Allocation of profit (loss) for the year

According to the Company’s Articles of Incorporation, profit for the year is allocated as follows, after deduction for any accumulated losses and provision for income taxes: (i) 5% to legal reserve, reaching up to 20% of paid-in capital, or when the legal reserve balance plus capital reserves is in excess of 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

57

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.2.	Allocation of profit (loss) for the year--Continued

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2020.

In view of the retained losses as of December 31, 2020, the allocation of profit or loss for the year is not applicable.

Balance of retained losses for 2018	(2,308,403)
Net loss for the year 2019	(13,742)
Proceeds from disposal of treasury shares	(4,521)
Balance of retained losses for 2019	(2,326,666)
Incurred retained losses	2,585,032
Net loss for the year 2020	(76,521)
Proceeds from disposal of treasury shares	(19,654)
Retained earnings	(162,191)
Balance of retained losses for 2020	-

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2020 and 2019:

	2020	2019
Equity-settled stock option plans	246	534
Phantom Shares (Note 18.4)	(593)	(2,900)
Total option grant expenses (Note 23)	(347)	(2,366)

(i)	Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to subscribe common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in the stock options outstanding in the years ended December 31, 2020 and 2019, including the respective weighted average exercise prices, are as follows:

58

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.3.	Stock option plan--Continued

	2020		2019
	Number of options	Weighted average exercise price (reais)	Number of options	Weighted average exercise price (reais)
Options outstanding at the beginning of the year	1,230,383	16.64	1,239,557	15.58
Options granted	-	-	-	-
Options exercised (i)	-	-	(9,174)	(16.16)
Options expired	(244,944)	(16.98)	-	-
Options outstanding at the end of the year	985,439	16.56	1,230,383	16.64

(i) In the year ended December 31, 2019, the amount received through exercised options was R$148.

As of December 31, 2020, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (reais)	Number of options	Weighted average exercise price (reais)

985,439	5.50	16.98	552,041	17.78

During the years ended December 31, 2020 and 2019, the Company did not grant any option in connection with its stock option plans comprising common shares.

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

18.4.	Share-based payment - Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2020, the amount of R$1,109 (R$1,702 in 2019), related to the fair value of the phantom shares granted, is recognized in the line item “Other payables” (Note 15).

59

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2020 and 2019 is as follows:

	Company		Consolidated
	2020	2019	2020	2019

Loss before income tax and social contribution, and statutory interest	(76,354)	(51,001)	(69,632)	(49,378)
Income tax calculated at the applicable rate - 34%	25,960	17,340	23,593	16,789

Net effect of subsidiaries and ventures taxed by presumed profit and RET	-	-	18,559	17,951
Income from equity method investments	21,248	15,933	21,248	(1,701)
Stock option plan	(84)	(142)	(84)	(142)
Net effect of divestment in associate	-	22,610	-	22,610
Other permanent differences	33,036	22,555	10,913	19,102
Charges on payables to venture partners	-	-	-	18
Recognized (unrecognized) tax credits	(80,327)	(41,037)	(81,837)	(39,352)
	(167)	37,259	(7,608)	35,275

Tax expenses - current	(167)	-	(7,608)	(1,984)
Tax income (expenses) - deferred	-	37,259	-	37,259

(ii)	Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is probable to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

As of December 31, 2020 and 2019, deferred income tax and social contribution are from the following sources

	Company		Consolidated
	2020	2019	2020	2019
Assets
Provisions for legal claims	84,538	89,584	85,164	89,968
Temporary differences - deferred PIS and COFINS	15,708	14,997	15,708	14,997
Provisions for realization of non-financial assets	258,904	261,816	256,227	261,816
Temporary differences - CPC adjustment	8,363	12,114	8,363	12,114
Other provisions	18,204	6,489	18,204	6,479
Income tax and social contribution loss carryforwards	494,113	411,064	516,369	431,311
	879,829	796,064	900,035	816,685

Unrecognized tax credits of continued operations	(804,313)	(725,475)	(827,055)	(746,707)
	(804,313)	(725,475)	(827,055)	(746,707)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences - CPC adjustment	(6,212)	(42,273)	(6,211)	(41,671)
Income taxed between cash and accrual basis	(79,349)	(38,361)	(79,349)	(38,352)
	(87,630)	(82,703)	(87,629)	(82,092)

Total, net	(12,114)	(12,114)	(14,649)	(12,114)

60

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution--Continued

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	2020			2019
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	(1,453,272)	(1,453,272)	-	1,209,011	1,209,011	-
Deferred tax assets (25%/9%)	(363,318)	(130,794)	(494,113)	302,253	108,811	411,064
Recognized deferred tax assets	1,826	658	2,484	9,781	3,521	13,302
Unrecognized deferred tax assets	(365,144)	(131,452)	(496,597)	292,472	105,290	397,762

	Consolidated
	2020			2019
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	(1,518,733)	(1,518,733)	-	1,268,563	1,268,563	-
Deferred tax assets (25%/9%)	(379,683)	(136,686)	(516,369)	317,141	114,170	431,311
Recognized deferred tax assets	1,826	658	2,484	9,781	3,521	13,302
Unrecognized deferred tax assets	(381,509)	(137,344)	(518,853)	307,360	110,649	418,009

In the years ended December 31, 2020 and 2019, the credit effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the write-off and impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value, respectively.

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the Management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period.

61

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(i)	Risk considerations--Continued

As of December 31, 2020 and 2019, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

In the year ended December 31, 2020, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year.

As of December 31, 2020, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in February 2021. The derivative contracts are as follows:

	Reais	Percentage	Maturity		Unrealized gains/(losses)on derivative instruments, net

Interest rate swap contracts	Face value	Swap – Liability position	Beginning	End	2020	2019

Swap 1	79,003	120% CDI	08/05/2020	02/04/2021	236	-
Swap 2	100,000	Fixed 7%	09/10/2020	02/16/2021	141	-
Total derivative financial instruments					617	-

c)	Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses arising from fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from completed real estate units (Note 5) are subject to annual interest rate of 12%, recognized on a pro rata basis.

d)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, appropriately mitigating liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

62

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended December 31, 2020	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	291,270	109,523	-	-	400,793
Debentures (Note 13)	120,399	18,543	-	-	138,942
Financial instrument – premium of debenture option (Note 13)	6,125	-	-	-	6,125
Obligations assumed on assignment of receivables (Note 14)	10,829	6,189	2,408	834	20,260
Suppliers (Note 15 and Note 20.ii.a)	93,392	987	-	-	94,379
Payables for purchase of properties and advances from customers (Note 17)	65,969	37,018	157	-	103,144
	587,984	172,260	2,565	834	763,643
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	413,907	-	-	-	413,907
Trade accounts receivable (Note 5)	340,096	82,899	99,218	-	522,213
	754,003	82,899	99,218	-	936,120

Year ended December 31, 2020	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	332,447	338,027	-	-	670,474
Debentures (Note 13)	120,737	143,588	-	-	264,325
Financial instrument – premium of debenture option (Note 13)	6,125	-	-	-	6,125
Obligations assumed on assignment of receivables (Note 14)	13,296	7,229	2,471	1,196	24,192
Suppliers (Note 15 and Note 20.ii.a)	122,576	1,816	-	-	124,392
Payables for purchase of properties and advances from customers (Note 17)	336,029	70,264	9,136	-	415,429
	931,210	560,924	11,607	1,196	1,504,937
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	622,120	-	-	-	622,120
Trade accounts receivable (Note 5)	487,083	117,461	99,708	-	704,252
	1,109,203	117,761	99,708	-	1,326,372

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2020 and 2019 is as follows:

63

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

Fair value classification--Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2020	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	413,348	-	-	593,082	-
Financial liabilities
Premium of convertible debenture option (Note 13)	-	6,125	-	-	6,125	-

	Company			Consolidated
	Fair value classification
As of December 31, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	401,243	-	-	401,895	-

In the years ended December 31, 2020 and 2019, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(ii)	Fair value of financial instruments

a)	Fair value measurement

The following estimated fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value of each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

64

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments–Continued

(ii)	Fair value of financial instruments--Continued

a)	Fair value measurement--Continued

The most significant carrying amounts and fair values of financial assets and liabilities as of December 31, 2020 and 2019 are as follows:

	Company
	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	469	469	810	810	(*)
Short-term investments (Note 4.2)	413,438	413,438	401,243	401,243	(*)
Trade accounts receivable (Note 5)	522,213	522,213	460,017	460,017	(**)
Loans receivable (Note 21.1)	169,321	169,321	33,416	33,416	(**)

Financial liabilities
Loans and financing (Note 12)	400,793	429,373	490,676	502,909	(**)
Debentures (Note 13)	138,942	169,104	197,525	278,727	(**)
Financial instrument – premium of debenture option (Note 20(i)(d))	6,125	6,125	-	-	(**)
Suppliers	94,379	94,379	80,285	80,285	(**)
Obligations assumed on assignment of receivables (Note 14)	20,260	20,260	31,218	31,218	(**)
Payables for purchase of properties and advances from customers (Note 17)	103,144	103,144	158,340	158,340	(**)
Loan payable (Note 21.1)	19,633	19,633	9,280	9,280	(**)

	Consolidated
	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	29,038	29,038	12,435	12,435	(*)
Short-term investments (Note 4.2)	593,082	593,082	401,895	401,895	(*)
Trade accounts receivable (Note 5)	704,252	704,252	557,438	557,438	(**)
Loans receivable (Note 21.1)	44,972	44,972	33,416	33,416	(**)

Financial liabilities
Loans and financing (Note 12)	670,474	436,294	533,153	542,909	(**)
Debentures (Note 13)	264,325	294,487	197,525	278,727	(**)
Financial instrument – premium of debenture option (Note 20(i)(d))	6,125	6,125	-	-	(**)
Suppliers	124,392	124,392	96,832	96,832	(**)
Obligations assumed on assignment of receivables (Note 14)	24,192	24,192	40,361	40,361	(**)
Payables for purchase of properties and advances from customers (Note 17)	415,429	415,429	222,428	222,428	(**)
Loan payable (Note 21.1)	8,232	8,232	9,280	9,280	(**)

(*) Fair value through profit or loss

(**) Amortized cost

a)	Risk of debt acceleration

As of December 31, 2020, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

65

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, take out new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2020 and 2019.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments):

	Company		Consolidated
	2020	2019	2020	2019

Loans and financing (Note 12)	400,793	490,676	670,474	533,153
Debentures (Note 13)	138,942	197,525	264,325	197,525
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(413,907)	(402,053)	(622,120)	(414,330)
Net debt	125,828	286,148	312,679	316,348
Equity	1,562,377	893,708	1,558,388	895,143

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2020 and 2019 describes the risks that may give rise to material changes in the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2020, besides the derivative instruments, the Company has the following financial instruments.

a)	Financial investments, loans and financing and debentures linked to the Interbank Deposit Certificate (CDI);
b)	Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);
c)	Accounts receivable and payables for purchase of properties, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2020, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 2.75%, TR at 0%, INCC at 8.81%, IPCA at 4.52% and IGP-M at 23.14%. The scenarios considered were as follows:

66

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments–Continued

(iv)	Sensitivity analysis--Continued

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2020. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	1,088	2,720	5,439	(5,439)	(2,720)	(1,088)
Loans and financing	Increase/decrease of CDI	(861)	(2,151)	(4,303)	4,303	2,151	861
Debentures	Increase/decrease of CDI	(112)	(280)	(560)	560	280	112

Net effect of CDI change		115	289	576	(576)	(289)	(115)

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(129)	(322)	(645)	645	322	129

Net effect of IPCA change		(129)	(322)	(645)	645	322	129

Accounts receivable	Increase/decrease of INCC	3,759	9,397	18,794	(18,794)	(9,397)	(3,759)
Payables for purchase of properties	Increase/decrease of INCC	(3,364)	(8,409)	(16,818)	16,818	8,409	3,364

Net effect of INCC change		395	988	1,976	(1,976)	(988)	(395)

Accounts receivable	Increase/decrease of IGP-M	4,510	11,275	22,550	(22,550)	(11,275)	(4,510)

Net effect of IGP-M change		4,510	11,275	22,550	(22,550)	(11,275)	(4,510)

67

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	2020	2019	2020	2019

Assets
Current account (a):
Total SPEs	354	354	56,964	64,441
Subsidiaries	-	-	51,421	57,027
Jointly-controlled investees	321	321	5,510	7,381
Associates	33	33	33	33
Condominium, consortia (b) and third-party works (c)	14,668	13,162	14,668	13,165
Loan receivable (d) (Note 20.ii.a)	169,321	33,416	44,972	33,416
Dividends receivable	7,998	9,872	-	-
	192,341	56,804	116,604	111,022

Current	147,369	23,388	1,102	77,606
Non-current	44,972	33,416	115,502	33,416

Liabilities
Current account (a):
Total SPEs	(275,628)	(182,084)	(90,198)	(55,104)
Subsidiaries	(223,995)	(156,192)	(38,565)	(29,211)
Jointly-controlled investees	(48,749)	(23,228)	(48,749)	(23,229)
Associates	(2,884)	(2,664)	(2,884)	(2,664)
Loan payable (Note 20.ii.a)	(19,633)	(9,280)	(8,232)	(9,280)
	(295,261)	(191,364)	(98,430)	(64,384)

Current	(295,261)	(191,364)	(98,430)	(64,384)
Non-current	-	-	-	-

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such operations aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally provided which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.
(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums.
(c)	Refers to operations in third-party’s works.
(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2021 and are tied to the cash flows of the related ventures.

	Company		Consolidated
	2020	2019	2020	2019	Nature	Interest rate

Gafisa Propriedades S.A. and subsidiaries	124,349	-	-	-	Working capital	n/a
Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	6,624	6,272	6,624	6,272	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	407	392	407	392	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Im. e Comasa Const.	37,941	26,752	37,941	26,752	Construction	12% p.a. + IGPM
Total receivable	169,321	33,416	44,972	33,416

Gafisa Propriedades S.A. and subsidiaries	11,401	-	-	-	Working capital	n/a
Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,273	1,025	1,273	1,025	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	3,724	5,372	3,724	5,372	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	3,235	2,883	3,235	2,883	Construction	6% p.a.
Total payable	19,633	9,280	8,232	9,280
68

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties--Continued

21.1.	Balances with related parties--Continued

In the year ended December 31, 2020 the recognized finance income from interest on loans amounted to R$12,160 (R$4,195 in 2019) in the Company’s and Consolidated statement (Note 24).

The information regarding Management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$323,125 as of December 31, 2020 (R$132,336 in 2019).

22.	Net operating revenue

	Company		Consolidated
	2020	2019	2020	2019

Gross operating revenue
Real estate development, sale, barter transactions and construction services	467,528	332,792	974,787	390,032
(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)	(15,822)	61,460	(39,774)	47,257
Taxes on sale of real estate and services	(39,043)	(33,663)	(50,968)	(36,824)
Net operating revenue	412,663	360,589	884,045	400,465

69

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	2020	2019	2020	2019

Cost of real estate development and sales:
Construction cost	(277,555)	(169,355)	(619,791)	(199,538)
Land cost	(10,255)	(62,328)	(28,798)	(67,082)
Development cost	(14,175)	(5,526)	(18,038)	(6,227)
Provision for loss on realization of properties for sale (Note 6 and 8)	68,215	27,026	69,282	27,079
Capitalized financial charges (Note 12)	(62,195)	(29,891)	(79,719)	(38,275)
Maintenance/warranty	(25,768)	1,360	(25,760)	1,359
Total cost of real estate development and sales	(321,733)	(238,714)	(702,824)	(282,684)

Selling expenses:
Product marketing	(4,431)	(3,223)	(11,222)	(3,950)
Brokerage and sale commission	(4,785)	(2,893)	(8,356)	(4,331)
Customer Relationship Management (CRM) and corporate marketing	(2,168)	(5,790)	(8,337)	(6,473)
Other	(77)	(114)	(1,077)	(135)
Total selling expenses	(11,461)	(12,020)	(28,992)	(14,889)

General and administrative expenses:
Salaries and payroll charges	(23,507)	(18,143)	(23,507)	(20,650)
Employee benefits	(3,784)	(1,677)	(3,784)	(1,982)
Travel and utilities	(643)	(185)	(643)	(218)
Services	(29,077)	(13,564)	(29,077)	(16,035)
Rents and condominium fees	(3,558)	(3,217)	(3,558)	(3,803)
IT	(4,123)	(6,556)	(4,123)	(7,751)
Stock option plan (Note 18.3)	347	2,366	347	2,366
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	(16,194)	(5,000)	(16,194)	(5,000)
Other	1,767	(978)	(1,014)	(1,060)
Total general and administrative expenses	(78,772)	(46,954)	(81,553)	(54,133)

Other income (expenses), net
Expenses with lawsuits (Note 16)	(64,302)	(9,990)	(56,148)	(8,300)
Result of the transaction of acquisition of GDU Loteamentos	-	66,500	-	66,500
Gain from bargain purchase	-	16,592	-	16,592
Other (a)	11,828	6,381	(307)	66,979
Total other income (expenses), net	(52,474)	79,483	(56,455)	141,771

(a)	Amount of R$5,777 in the Company’s statements and R$66,391 in the consolidated statements related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

24.	Finance income (cost)

	Company		Consolidated
	2020	2019	2020	2019
Finance income
Income from financial investments	9,440	12,601	10,178	12,649
Finance income on loan (Note 21.1)	12,160	4,195	12,160	4,195
Other finance income	4,038	(165)	6,199	362
Subtotal finance income	25,638	16,631	28,537	17,206

Finance costs
Interest on funding, net of capitalization (Note 12)	(61,262)	(67,051)	(59,600)	(59,379)
Amortization of debenture cost	(2,609)	(2,857)	(2,609)	(2,857)
Banking expenses	(13,213)	(7,480)	(14,042)	(8,931)
Derivative transactions (Note 20.i.b)	(6,125)	-	(6,125)	-
Offered discount and other finance cost (a)	(10,269)	(5,532)	(19,156)	(5,663)
Subtotal finance cost	(93,478)	(82,920)	(101,532)	(76,830)

Total finance income (cost), net	(67,840)	(66,289)	(72,995)	(59,624)
(a)	Of this amount, R$6,578 refer to the loss incurred on the sale of Tecnisa’s shares (TCSA3), and mark to market as of December 31, 2020. On February 3, 2021, the Company ended the totality of Tecnisa's shares that it held.

70

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

In the years ended December 31, 2020 and 2019, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended December 31, 2020	Board of Directors	Executive Management	Fiscal Council

Number of members	8	7	-
Annual fixed compensation (in R$)
Salary/fees	859	3,955	-
Direct and indirect benefits	-	396	-
Other (INSS)	152	563	-
Average monthly compensation (in R$)	-	,	-
Total compensation	1,011	5,004	-
Profit sharing (Note 25.iii)	-	5,304	-
Total management compensation	1,011	10,308	-

	Management compensation
Year ended December 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	11	5	2
Annual fixed compensation (in R$)
Salary/fees	658	5,415	66
Direct and indirect benefits	-	10	-
Other (INSS)	142	1,083	38
Monthly compensation (in R$)	67	542	9
Total compensation	800	6,508	104
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	800	6,508	104

There is no amount related to expenses with option grant to current management members of the Company for the years ended December 31, 2020 and 2019.

The maximum aggregate compensation of the Company’s management members for the year 2020 was established at R$16,527 (R$7,782 in 2019), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2020.

(ii)	Sales transactions

In the years ended December 31, 2020 and 2019 no transaction of sale of units to current Management was carried out.

71

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees--Continued

(iii)	Profit sharing

The Company has a variable compensation plan that entitles its employees and management members, as well as those of its subsidiaries, to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2020, the Company recorded a reserve for profit sharing expenses amounting to R$16,194 in the Company’s and Consolidated statement (R$500 in 2019) in the account “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	2020	2019

Executive officers (Note 25.i)	5,304	-
Other employees	10,890	5,000
Total profit sharing	16,194	5,000

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the year.

As shown in the previous tables and paragraphs, the maximum aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 30, 2020.

26.	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, completion bond, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2020 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	627,935
Civil liability (Directors and Officers – D&O)	205,600
833,535

72

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earnings and loss per share

In accordance with CPC 41, the Company is required to report basic and diluted losses per share. The comparison data of basic and diluted earnings/losses per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each reported year, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of non-controlling interest had been issued during the respective periods, using the weighted average stock price.

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the years ended December 31, 2020 and 2019, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2020	2019
Basic numerator
Undistributed loss from continuing operations	(76,521)	(13,742)
Undistributed loss, available for the holders of common shares	(76,521)	(13,742)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	179,882	68,584

Basic loss per share in reais	(0.425)	(0.200)
From continuing operations	(0.425)	(0.200)

Diluted numerator
Undistributed loss from continuing operations	(76,521)	(13,742)
Undistributed loss, available for the holders of common shares	(76,521)	(13,742)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	179,882	68,584
Stock options	6,613	447
Anti-dilution effect	(6,613)	(447)
Diluted weighted average number of shares	179,882	68,584

Diluted loss per share in reais	(0.425)	(0.200)
From continuing operations	(0.425)	(0.200)

73

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information

From the year ended December 31, 2020, the Company’s Management analyses segment information through the different segments in which it operates and the geographical location of its operations.

The segments in which the Company operates are the following: Gafisa, for luxury and medium-income ventures in Brazil, except Rio de Janeiro, Gafisa Rio, for luxury and medium-income ventures in the state of Rio de Janeiro, and Gafisa Propriedades, focused on management of own and third-party real estate aimed to generate income.

The Company’s Management, responsible for allocating funds to businesses and monitor their progresses, uses present value information, derived from a combination of historical and projected operational results.

The Company shows below the main line items of the statement of profit or loss and statement of financial position related to each operating segment.

Segment information do not separate operating expenses. Revenues from individual customers do not represent more than 10% of net sales or service revenue.

				Consolidated
	Gafisa S.A.	Gafisa Rio	Gafisa Propriedades	2020
Net operating revenue	625,575	258,470	-	884,045
Operating costs	(506,574)	(196,250)	-	(702,824)

Gross profit	119,001	62,220	-	181,221

Selling expenses	(21,914)	(7,078)	-	(28,992)
General and administrative expenses	(79,200)	(2,353)	-	(81,553)
Other income/(expenses), net	(59,624)	829	-	(58,795)
Depreciation and amortization	(8,278)	-	-	(8,278)
Finance costs	(97,153)	(4,379)	-	(101,532)
Finance income	27,310	1,227	-	28,537
Tax expenses	(7,431)	(177)	-	(7,608)

Net income (loss) for the year attributed to the owners of the parent	(126,809)	50,288	-	(76,521)

Customers (short and long terms)	648,495	55,757	-	704,252
Inventories (short and long terms)	1,403,078	146,223	-	1,549,301
Investment property	-	-	119,119	119,119
Other assets	1,350,481	26,846	-	1,377,327

Total assets	3,402,054	228,826	119,119	3,749,999

Total liabilities	1,931,734	140,758	119,119	2,191,611

74

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures under construction as of December 31, 2020:

Consolidated
2020

Unrecognized sales revenue of units sold	449,530
Unrecognized estimated cost of units sold	(138,595)
Unrecognized estimated cost of units in inventory	(84,044)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,128,843
Recognized sales revenue:
Recognized sales revenue	692,443
Cancelled contracts - reversed revenue	(13,130)
(b) Recognized sales revenue, net	679,313
Unrecognized sales revenue (a+b) (a)	449,530

(ii) Income from damages for cancelled contracts	667

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	48,889

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenue	129,980
Adjustments in trade accounts receivable	87,912
Income from damages for cancelled contracts	(16,827)
Liabilities – refund due to cancelled contracts	25,241

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(439,330)
Incurred cost of units:
Construction cost	(315,792)
Cancelled contracts – construction costs	15,057
(b) Incurred cost, net	(300,735)
Cost to be incurred of units sold (a+b) (b)	(138,595)

(iii) Unrecognized estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(964,515)
Incurred cost of units (Note 6)	880,471
Unrecognized estimated cost	(84,044)

(a)	The unrecognized sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not recognized in profit or loss.
(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are recognized in properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2020, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 53.0% (29.0% in 2019).

75

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	2020	2019	2020	2019

Capital contribution (reduction)	4,448	681,074	3,246	19,846
Capitalized financial charges (Note 12)	(18,819)	(21,179)	(33,107)	(30,358)
Barter transaction – Land (Note 17)	(33,929)	(23,070)	(43,917)	(39,480)
	(48,300)	636,825	(73,778)	(49,992)

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities:

		Transactions affecting cash			Transactions not affecting cash
Company	Closing balance 2019	Funding/ Receipt	Payment Interest	Principal payment	Interest and inflation adjustment	Other	Closing balance 2020

Loans, financing and debenture (Notes 12 and 13)	(688,201)	(23,650)	(45,869)	213,524	(1,664)	-	(545,860)
Loans (Note 21.1)	24,136	-	-	104,155	17,550	-	145,841
Paid-in capital (Note 18.1)	(2,926,280)	(519,899)	-	-	-	2,362,930	(1,083,249)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250,599)
	(3,840,944)	(543,549)	(45,869)	317,679	15,886	2,362,930	(1,733,867)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Closing balance 2019	Funding/ Receipt	Payment Interest	Principal payment	Interest and inflation adjustment	Other	Closing balance 2020

Loans, financing and debenture (Notes 12 and 13)	(730,678)	(549,746)	(42,159)	382,652	(993)		(940,924)
Loans (Note 21.1)	24,136			(4,945)	17,549		36,740
Paid-in capital (Note 18.1)	(2,926,280)	(519,899)	-	-	-	2,362,930	(1,083,249)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250,599)
	(3,883,421)	(1,069,645)	(42,159)	377,707	16,556	2,362,930	(2,238,032)

76

Gafisa S.A. Notes to the financial statements--Continued December 31, 2020 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Events after the reporting period

(i)      Coronavirus – COVID-19

As of the disclosure date of these financial statements, the Company, through its Crisis Management Committee, continues to perform periodic analysis and monitoring of the actions to be taken to anticipate any impact on business.

Until the disclosure date of these financial statements, the Company has not noted a significant increase in customer default or reduction in sales volume, having even recording a sales increase in the year. However, even though it has not noted a significant increase in default in the period, the Company recognized an increase in the allowance for cancelled contracts because of the revaluation of the contracts in effect in relation to the uncertainty over cash inflows during the pandemic. Moreover, the construction of ventures has been according to the original schedule.

However, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year, and launched five ventures in the year, after two years without any launch.

Therefore, even considering the scenario of uncertainty over the end of the pandemic outbreak for resuming activities and its negative impact on the country’s economy, with possible pressure on construction input cost, management has evaluated the effects after the reporting period of the financial statements, including on its projections of profit or loss and cash generation, based on its best estimate, and has concluded that there is no need to recognize additional loss allowance, nor is any material adverse effect on its operations. The Company is going to keep monitoring the pandemic to continually update its projections and analysis on any effect on its financial information.

(ii)	Acquisitions of Gafisa Propriedades

(a)	On January 13, 2012, the Company disclosed a Material Fact whereby it informed that it exercised the purchase option regarding EVEN Construtora e Incorporadora S.A., thus completing the acquisition, through investment funds that it controls, of 32 studio apartments, and the venture Hotel Fasano Itaim, including restaurants and event centers. The transaction totaled R$ 310,000, with the share of Gafisa Propriedades reaching 80.37% in Hotel Fasano Itaim and 100% in 32 studio apartments.

(b)	On January 20, 2021, the Company disclosed a Material Fact whereby it informed that, in line with the strategy of investments in assets with potential turnaround, Gafisa Propriedades completed the acquisition of Jardim Guadalupe Shopping, and signed an agreement for the acquisition of São Conrado Fashion Mall, both located in Rio de Janeiro. In the case of Fashion Mall, the completion of the acquisition is subject to the approval of the current creditors of Fashion Mall. The transaction totals R$ 99,300 million, in two tranches, the first upon closing, and the other in January 2022. The acquisition is being made through Equity Fund.

(c)	On March 8, 2021, the Company disclosed a Material Fact whereby it informed that Gafisa Propriedades entered into a contract for entering in Cidade Matarazzo, related to the acquisition of private suites with hotel services.

***

77

Gafisa S.A. Statement of the executive officers about the financial statements December 31, 2020

Statement of the Executive Officers about the Financial Statements

S T A T E M E N T

The Executive Officers of Gafisa S.A., registered with the Ministry of Finance under the National Corporate Taxpayers’ Registry (CNPJ) 01.545.826/0001-07, with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, 3º andar, conjunto 32, bloco 2, Edifício Sao Luiz, Vila Nova Conceição, São Paulo, SP, state, for the purposes of Article 25 of the Brazilian Securities and Exchange Commission (CVM) instruction 480, of December 7, 2009, the following:

i) reviewed, discussed and agreed with the opinions issued in the independent auditor’s report on the financial statements for the year ended December 31, 2020; and

i) reviewed, discussed and agreed with the financial statements for the year ended December 31, 2020.

São Paulo, March 16, 2021

GAFISA S.A.

Executive Management

78

Gafisa S.A. Statement of the executive officers about the financial statements December 31, 2020

Statement of the Executive Officers about the Opinion Report of the Independent Auditors

S T A T E M E N T

The Executive Officers of Gafisa S.A., registered with the Ministry of Finance under the National Corporate Taxpayers’ Registry (CNPJ) 01.545.826/0001-07, with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, 3º andar, conjunto 32, bloco 2, Edifício Sao Luiz, Vila Nova Conceição, São Paulo, SP, state, for the purposes of Article 25 of the Brazilian Securities and Exchange Commission (CVM) instruction 480, of December 7, 2009, the following:

i) reviewed, discussed and agreed with the opinions issued in the independent auditor’s report on the financial statements for the year ended December 31, 2020; and

i) reviewed, discussed and agreed with the financial statements for the year ended December 31, 2020.

São Paulo, March 16, 2021

GAFISA S.A.

Executive Management

79

Gafisa S.A. Minutes of the Audit Committee’s meeting December 31, 2020

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

MINUTES OF THE AUDIT COMMITTEE’S MEETING

HELD ON MARCH 15 AND 16, 2021

1. DATE, TIME AND VENUE: On March 15, 2021, at 2:30 p.m., in the city of São Paulo, state of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and by conference call (“Company”).

2. CALL AND ATTENDANCE: All of members of the Audit Committee are in attendance, in addition to Ms. Iris Rubins, Planning and Control Officer, Ms. Taimir Larissa Contro Barbosa, the Company’s controller, and Ms. Renata Lopes and Marcio Marçal, representatives of the Company’s independent audit firm.

3. RESOLUTIONS: The following issues were resolved:

i.        After the presentation by those invited to the meeting, a debate was held with the independent audit representative, and the meeting was adjourned, having been resumed on March 16, 2021 at 1:30 p.m. The independent auditors who will issue unqualified opinion were unanimously approved by the members, and the opinion report without exceptions of the Audit Committee’s members, in the sense of recommending to the Board of Directors the approval of the financial information for the year ended December 31, 2021 comprising the following: the Management Report, Financial Statements with accompanying Explanatory Notes, and the Independent Auditor’s Report, which will issue unqualified opinion on such date.

4. CLOSING: With no further matters to be discussed, these minutes were written up, approved and signed by the Committee members who attended the meeting.

Gilberto Braga President	João Pedro Figueiredo Secretary
Thomas Cornelius Azevedo Reichenheim	Pedro Carvalho de Mello
80

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Public Company

EXTRACT OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 16, 2021

Certifies that on March 16, 2021, at 2:00 p.m., in the headquarters of Gafisa S.A. (“Company”), in the capital city of the state of São Paulo, at Av. Pres. Juscelino Kubitschek, 1830, cj. 32, Bloco 2, Cond. Ed. São Luiz, Vila Nova Conceição, CEP: 04543-900 and through conference call, a regularly convened meeting was held with the attendance of the majority of members of the Company’s Board of Directors, when the following resolutions were taken:

“(i) After the presentation by those invited to the meeting, and considering the favorable opinion expressed by the Audit Committee members, the members unanimously approved, without exception, the disclosure of the Company’s financial statements for the fiscal year ended December 31, 2021, accompanied by the management report, explanatory notes, and report of independent auditors.

(ii) It was written up the resignation of the Board member Denise dos Passos Ramos, according to resignation letter submitted by herself, for personal reasons.

(...)”

Signatures: Leo Julian Simpson (Chairman), João Pedro Figueiredo (Secretary). Board members: Leo Julian Simpson; Antonio Carlos Romanoski; Eduardo Laranjeira Jácome; João Antonio Lopes Filho, Nelson Rodriguez Sequeiros Tanure, Thomas Cornelius Azevedo Reichenheim, Gilberto Benevides.

The above information were taken from the original drafted in the respective book.

João Pedro Figueiredo Desk Secretary

81

FOR IMMEDIATE RELEASE - São Paulo, March 16, 2021 - Gafisa S.A. (B3: GFSA3; OTC: GFASY), one of Brazil’s leading homebuilders, announced today the operational and financial results for the fourth quarter and 2020, ended on December 31, 2020.

GAFISA ANNOUNCES

4Q20 & 2020 RESULTS

GAFISA RESUMES GROWTH AND SUSTAINABLE PROFITABILITY IN 2020

Recurring Net Income of R$29 million in 4Q20 vs. negative R$23 million in 4Q19,

a R$52 million increase

In 2020 we reaped the benefits of our restructuring process initiated in 2019, consistently and assertively. With a capital structure reinforced by our shareholders, coupled with current management’s dynamism, focus on results, we overcome challenges of an unparalleled crisis, and we achieved significant results. Gafisa’s growth upturn became a reality in 2020 within the operational, financial, and strategic scopes.

Within the operational scope, we launched R$898.0 million in PSV, the best annual performance since 2016. Launches resumption in 2020 is a direct result of the Company’s growth strategy, both organically and through M&As, since 67.5% of these launches derived from assets acquired via M&A by the new management. Two transactions, the Upcon acquisition, and four Calçada projects in the city of Rio de Janeiro were the highlights. In both transactions, besides landbank, we had a great human capital contribution, by consolidating fully connected and high-performance teams. The Calçada acquisition, also enabled the “Gafisa Rio” to start its operations with an iconic launch in 4Q20, besides an active operation with a local office.

In terms of landbank, we acquired a total of 14 plots of land in 2020 with a potential PSV of R$2.1 billion, of which around 60% also derived from M&A operations.

In the fourth quarter, we sold R$292 million, the double amount we sold in 3Q20 and the best quarterly sales performance since 2Q18. This increase reflects not only a resumption of Gafisa's launches with differentiated projects but also a continued strengthening of our sales force. We also delivered 12 projects in 2020, with over 2,000 units and R$1.1 billion in PSV, all of them within terms renegotiated by new management with clients, thus, evidencing the Company’s focus on results and great delivery capacity. This large volume of deliveries happened in a year marked by the challenges of the pandemic, which reinforces the new management’s great commitment and consistent performance with all its stakeholders.

It is worth noting that 2020 was deeply affected by the Covid-19 pandemic, which required quick and assertive measures concerning modes of work, adjustments to the operational and financial planning, among other changes executed to ensure the continuity of construction works, while prioritizing the protection of our employees, clients, and suppliers. As a Company, and as part of a society severely damaged, Gafisa understands its role and shows solidarity for the countless victims of this crisis. This experience reinforced our sense of responsibility, and our commitment to act on behalf of society, the environment, and governance.

82

Our financial results in 4Q20 and 2020 reflect the growth of our operating activities, which now start reflecting on the new line of projects. We recorded an increase in the adjusted gross margin from 24.6% in 3Q20 to 29% in 4Q20. Net revenue amounted to R$579.9 million, an increase of more than 290.0% compared to 3Q20, being decisive to record a net income of R$29 million (recurring net income). When compared to recurring net income of 4Q19, which came negative at R$23 million, we had a R$52 million increase in 4Q20. It is worth noting that the REF margin (backlog results) remains at a healthy level of 32.8%.

The year 2020 marked the Company’s return to the credit agenda with financial and capital markets. New funding for projects was negotiated at rates from CDI +3.5% p.a. All projects launched have identified financing equations, as well as all works in progress. We also adopted in certain projects the reasoning of contracting financing in advance, considering the business life cycle, partially or fully reimbursing the land disbursement, and ensuring the funds to conclude the works. Thus, we began levering again the Company, in a disciplined manner and through well-defined projects, so that to maximize the return of shareholders’ capital, and taking advantage of the favorable momentum of the credit market.

We rely on well-prepared business planning for the next cycles, and for the year 2021, we have released a Launch Guidance from R$1.5 to R$1.7 billion. Our short and medium-term landbank considers a pipeline with 18 projects and approximately R$2.5 billion in estimated PSV. We remain actively in search of growth opportunities via the acquisition of land and assets for Gafisa or Gafisa Properties.

Also in 2020, we set up Gafisa Properties observing our strategic planning elaborated at the end of 2019, which envisaged Gafisa’s transformation into a real estate business platform, with new lines of business, the use of innovation, and technology to diversify its generation of results. Bolstering the Company’s broad expertise in the real estate sector, this new business unit will be Gafisa’s vehicle of investments, development, and asset management with a focus on generating income.

Gafisa understands its strength in the development and construction sector, potentialized by its traditional brand, one of the top-of-mind brands in the Brazilian market. Our new management model has applied dynamism and discipline, putting the Company on course for a history of success and value creation for our shareholders.

Ian Andrade

Chief Financial and Investor Relations Officer

83

OPERATIONAL RESULTS

Table 1 - Operational Performance (R$ 000)

	4Q20	3Q20	Q/Q (%)	3Q19	A/A (%)	9M20	9M19	Y/Y (%)
Launches	355,482	263,789	34.8%	-	-	619,271	-	-
Gross sales	292,906	143,878	103.6%	72,960	301.5%	516,903	292,087	77.0%
Dissolutions	(21,026)	(26,224)	(19.8%)	(13,116)	60.3%	(78,928)	(96,361)	(18.1%)
Net Sales	271,879	117,654	131.1%	59,844	354.3%	437,975	195,725	123.8%
Speed of Sales (SoS)	20.51%	10.57%	99 bps	3.00%	175 bps	15.62%	18.17%	0 bps
Delivered PSV	403,208	140,255	187.5%	-	-	1,152	171,648	(99.3%)

Table 2 - Financial Performance (R$ 000)

	4Q20	3Q20	Q/Q(%)	4Q19	Y/Y (%)	2020	2019	Y/Y (%)
Net Revenue	579,910	148,632	290.2%	116,173	399.2%	884,045	400,465	120.8%
Gross Profit	113,633	24,412	365.5%	36,259	213.4%	181,221	117,781	53.9%
Gross Margin	19.6%	16.4%	317 bps	31.2%	-1162 bps	20.5%	29.4%	-891 bps
Adjusted EBITDA	29.0%	24.6%	436 bps	38.0%	-905 bps	29.5%	37.0%	-747 bps
Net Income	28,979	(56,493)	n.a.	47,004	-38%	(76,521)	(13,742)	456.8%
Adjusted Recurring Net Income[1]	28,769	(29,218)	n.a.	(22,567)	n.a.	(18,105)	(37,544)	-51.8%
Revenue Backlog[2 3]	333,688	291,189	14.6%	421,651	(20.9%)	333,688	421,651	(20.9%)
Backlog Results[2 3]	109,377	100,311	9.0%	150,604	(27.4%)	109,377	150,604	(27.4%)
Backlog Results Margin[2 3]	32.8%	34.4%	-167 bps	35.7%	-294 bps	32.8%	35.7%	-29 bps
Net Debt	318,804	114,838	177.6%	316,348	0.8%	318,804	316,348	0.8%
Cash and Cash Equivalents	622,120	630,660	-1.4%	414,330	52.2%	622,120	414,330	50.2%
Equity + Minority Shareholders	1,558,388	1,513,890	2.9%	895,143	74.1%	1,558,388	895,143	74.1%
(Net Debt) / (Equity + Minority)	20.5%	7.6%	129 bps	35.3%	-149 bps	20.5%	35.3%	-149 bps

1Adjusted to exclude non recurring events

2 Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

3 Backlog results comprise the projects restricted by a condition precedent.

Launches

In 4Q20, we marked the return of Gafisa’s launches in Rio de Janeiro in high style, with the iconic Cyano Exclusive Residences, whose total PSV is R$560,8 million. All units have ocean view, and the project is located in the most exclusive region of Barra's seaside, bringing strong exclusivity and an innovative concept of suspended mansions. In addition, we launched the last phase of Parque Ecoville, in Curitiba, with R$ 66.4 million PSV - the two launches correspond to R$ 627.2 million PSV. If we consider the launches for this quarter, in 2020 we launched five projects, with 215 units and total PSV of R$ 898.2 million.

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Launches (R$ million)

Sales

Gross sales in 4Q20 reached R$ 292.9 million, an increase of 103.6% from the previous quarter, and 301.5% year on year. This increase reflects not only the resumption of Gafisa's launches with differentiated projects, but also the ongoing strengthening of our sales force. An important indication of this aspect is that, at the peak of pandemic in 2Q20, our sales were slightly higher compared to 1Q20, even without new launches in that quarter.

Gross sales reached R$ 516.9 million in 2020, 77.0% higher compared to 2019. Such growth can be explained by the resumption of launches, which had been discontinued as of 1Q19.

Dissolutions in the same period stood at R$ 21.0 million, a decline of 19.8% from 3Q20, and 60.3% y-o-y. It is worth highlighting that gross sales were higher both in the quarterly and annual comparisons, and dissolutions dropped significantly in both periods. Year on year, dissolutions reached R$ 78.9 million, decreasing by 18.1% from 2019, at R$ 96.4 million.

Evolution of Gross Sales and Dissolutions (R$ million)

Net sales reached R$ 271.9 million in 4Q20 and R$ 438.0 year to date.

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Sales Over Supply (SoS)

Sales Over Supply (SoS) reached 20.5% in 4Q20, an increase of 9.9 pp from 3Q20 and 14,2 pp y-o-y. The increase stems from the sales volume, which more than doubled in 4Q20 compared to 3Q20. In addition, the increase in supply resulting from launches R$ 355.6 million was partially offset by a sale of R$ 120.0 million of Gafisa to its commercial properties subsidiary Gafisa Imóveis. This transaction will allow Gafisa Propriedades to maximize the value of properties by turning them into income assets, with the required investments and dedicated and specialized management. As a result, our inventory reflects with higher accuracy the units that are effectively for sale.

Inventory (Property for Sale)

Inventory at market value, consolidated with the projects acquired from Upcon in 4Q20, reached R$ 1.0 billion. It’s importante to highlight that Gafisa Propriedades have acquired a commercial properties’ portfolio of Gafisa though a transaction of about R$ 120 million. These properties will be operated as income assets, and the inventory reflects in a better way the units for sale.

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Table 3 - Inventory at Market Value 3Q20 vs. 4Q20 (R$ 000)

¹Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Inventory turnover in the last 12 months recorded another decline from 53 months in 3Q20 to 29 months in 4Q20, 45.4% lower than previous quarter, due to the higher sales volume in the period. A similar evolution can be observed in annual terms, with a 46.6% decline from 4Q19.

Inventory Turnover LTM (in months)

Approximately 96.0% of our inventory is composed of residential units, most of which located in São Paulo, at locations that present good liquidity.

Table 4 - Inventory at Market Value – Financial Progress – POC – (R$ 000)

*% POC does not necessarily reveal the status of the works, but rather the financial progress of the project.

Table 5 – Inventory at Market Value – Commercial x Residential Breakdown – (R$ 000)

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Delivered Projects and Transfer

In the fourth quarter of 2020, we delivered five projects totaling 831 units, with a total PSV of R$ 403.2 million. Total deliveries in 2020 exceeded the 10 projects forecast and reached 12, with total PSV of R$ 1.1 billion and 2,115 units. This large volume of deliveries in a year marked by the challenges of the pandemic, only 18 months after the new Management took over the Company, attests to our result-driven focus and strong delivery capacity.

Table 6 - Deliveries

¹ Number of units corresponding to a 100% share in projects, net of swaps;

PSV transferred in 4Q20 reached R$ 71.4 million, a slight decrease of 2.9% from 3Q20, and 215.3% from the same period of last year. The number of projects delivered jumped from two to five quarter on quarter. No projects were delivered in the fourth quarter of 2019.

In 2021 we will also have a positive impact on the volume of transfers, due to the large volumes of delivered projects in 2020. The pandemic led to limitations in the functioning of notaries, banks and people circulation, thereby affecting the speed of transfers. In addition, we delivered 5 projects in the last quarter of the year, and naturally most of their transfers would take place within 60 to 90 days from delivery in periods.

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Table 7 – Transfer and Delivery - (R$ 000)

¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to a 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

With an estimated PSV of R$ 5.1 billion, totalizing 23,735 units. Approximately 48.4% of the acquisition value of our land consists of swaps. In the quarter, the Company acquired land in São Paulo, Campo Belo, Brooklin and Consolação; in Rio de Janeiro it acquired Cyano (Barra) and R. Sorocaba (Botafogo).

Table 8 – Landbank (R$ 000)

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (3Q20 vs. 4Q20 - R$ 000)

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OPERATIONAL RESULTS - GAFISA PROPRIEDADES

Since Gafisa Properties was formally created in 4Q20 as a subsidiary of Gafisa S.A., its operational results will be reported separately. The three main focuses of investments are unreplicable assets, turnaround opportunities, and the transformation into commercial income assets developed by Gafisa.

In 2020, Gafisa set up its new business unit, the Gafisa Properties, focused on income asset management, diversifying its portfolio of assets and revenue, maximizing the use of its expertise in the Brazilian real estate market. The three main focuses of investment are unreplicable assets, turnaround opportunities, and the transformation into commercial income assets developed by Gafisa.

Gafisa Inventory

In 2020, Gafisa Properties acquired from Gafisa a portfolio of commercial properties with over 700 units among stores and offices, in finished assets in the cities of Rio de Janeiro and São Paulo.

 Acquisitions / M&A

Subsequent Events. In January 2021, Gafisa Properties acquired the Hotel Fasano Itaim, adding an unreplicable asset to its portfolio, which will be one of the main references in the luxury hospitality of the city of São Paulo over the next decades. In line with its strategy of investing in assets with turnaround potential, the Gafisa Properties concluded the acquisition of Jardim Guadalupe Shopping and signed an agreement for the acquisition of São Conrado Fashion Mall, both located in the city of Rio de Janeiro.

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FINANCIAL RESULTS

Revenue

Net revenue reached R$ 579.9 million, an increase of more than 290.0% from 3Q20, reflecting higher sales and works in progress in the period. Year on year, net revenue grew by nearly 400.0%. In annual terms, in 2020 net revenue reached R$ 884.0 million, an increase of 120.8% from 2019.

Table 10 – Revenue Recognition (R$ 000)

¹ Contracted sales exclude UPCON sales, as it does not have revenue recognized in the quarter.

Gross Profit & Margin

Gafisa's adjusted gross profit in the fourth quarter reached R$ 168.0 million, compared to R$ 36.6 million in 3Q20 and R$ 44.2 million in 4Q19. The adjusted gross margin in the quarter rose by 4.4 pp in the quarter to 29.0%, due to the initial recognition of the new management’s projects, which have better margins compared to some of the former projects of the previous management. Year on year, it is also possible to observe growth: total adjusted gross profit in 2020 reached R$ 260.9 million, 76.1% higher than that recorded in 2019.

Table 11 - Gross Margin (R$ Thousand)

¹ Adjusted for capitalized interest.

Selling, General and Administrative Expenses (SG&A)

Due to the significant increase in sales and resumption of launches in 2020, in 4Q20 selling, general and administrative expenses reached R$ 48.7 million, up by 107.5% from the previous quarter and by 91.4% y-o-y. In the annual evolution, 2020 recorded a total of R$ 110.6 million versus R$ 69.0 million in 2019, an increase of 60.2%.

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General and administrative expenses came to R$ 30.4 million, 55.6% higher than the previous quarter, structuring the Company for the projects to be launched and the works to be started in 2021, in line with its new size and comparing to its peers.

Table 12 – SG&A Expenses (R$ 000)

Other Net Operating Expenses were reversed from a negative R$ 26.4 million in 3Q20 to R$ 2.8 million. Of this amount, only R$ 3.4 million refer to the provision for legal claims and settlements made by the Company as part of the project for the resolution of contingent liabilities. Total expenses in 2020 came to R$ 56.5 million, 192.1% higher than in 2019.

Table 13 – Other Operating Income/Expenses (R$ 000)

 Adjusted EBITDA

In 4Q20, Adjusted EBITDA came to R$ 128.6 million, an increase of 1,523.6% from the R$ 7.9 million reported in the previous quarter. In relation to 4Q19, the result decreased by 16.5%. Year on year, adjusted EBITDA reached R$147.4 million, 31.1% lower than in 2019.

Table 14 – Adjusted EBITDA (R$ 000)

¹ Adjusted by capitalized interests, with stock option plan (non-cash) and minority shareholders.

Financial Result

The net financial result came to a negative R$ 34.2 million in 4Q20 compared to the negative R$ 28.0 million reported in the previous quarter - an increase of 21.9%. Year on year, financial result increased 22.4% from 2019, with a negative R$ 73.0 million in 2020.

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Net Result

Adjusted net recurring result in 4Q20 came to R$ 29.0 million, compared to net losses of R$ 29.2 million in 3Q20 and net losses of R$ 22.6 million reported in 4Q19. In annual terms, the net recurring loss for 2020 was R$ 18,1 million, 51.8% lower than the loss reported in 2019.

Net income for 4Q20 starts reflecting the new developments, with differentiated projects and higher margins.

Table 15 – Net Result (R$ 000)

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with a stock option plan (non-cash) and minority shareholders.

3 Adjusted by non recurring some items

Revenue Backlog and Results

At the end of 4Q20, the balance of revenue backlog according to the PoC method totaled R$ 109.4 million, compared to R$ 100.3 million and R$ 150.6 million in 3Q20 and 4Q19, respectively. Margin to be recognized stood at 32.8%, in line with 3Q20.

Table 16 – Backlog Results (REF) (R$ 000)

Notes: Backlog results net of PIS/COFINS taxes (3.65%) and excluding the impact of PVA (Present Value Adjustment) method according to Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

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 BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

As of December 31, 2020, cash and cash equivalents and marketable securities totaled R$ 622.1 million, in line with R$ 630.7 million in 3Q20. The Company believes that disciplined cost control and maintenance of a liquidity reserve are essential for the operation. This business vision and the team’s readiness allowed the company to overcome the most critical moments of the Pandemic, in a very consistent and smooth manner.

Receivables

At the end of 4Q20, total accounts receivable came to R$ 1,050.6 million. Of this amount, R$ 704.2 million were already recognized in the balance sheet.

Table 17 – Total Receivables (R$ 000)

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

Cash Generation

Table 19 – Cash Generation (R$ 000)

¹ Cash and cash equivalents and marketable securities.

² Reflects year-to-date.

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Liquidity

By returning the Company’s releveraging process, in a disciplined manner and through its projects, taking advantage of the good moment of the credit market, the Net Debt/Shareholders’ Equity ratio at the end of 4Q20 reached 20.5%, compared to 7.6% reported in 3Q20. Within one year, we went from a Net Debt/Shareholders’ Equity ratio of 35.3% in 4Q19. Net debt increased from R$ 114.8 million reported in the previous quarter to R$ 318.8 million, as a result of strict discipline in relation to the funding of projects in which all works in progress have adequate financing structures, and all launches are only carried out after financing is contracted. In addition, we are increasingly anticipating funding in the business life cycle, and even making acquisitions of land/assets with a contracted or identified financing structure.

Table 20 – Debt and Investor Obligation (R$ 000)

¹ Cash and cash equivalents and marketable securities.

The Company ended 2020 with R$ 394.6 million indebtedness due this year, or 52.5% of total debt. It is important to highlight that approximately 93.4% of the Company's debt is linked to projects, whose maturities are related to the delivery of projects. On December 31, 2020, the consolidated debt average cost was 9.5% p.a.

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Table 21 – Debt Maturity (R$ 000)

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Consolidated Income Statement

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Consolidated Balance Sheet

4Q20	3Q20	Q/Q (%)	4Q19	A/A (%)
Current assets					
Cash and Cash Equivalents	29,038	6,705	-76.9%	12,435	133.5%
Securities	593,082	623,955	5.2%	401,895	47.6%
Receivable from clients	487,083	544,147	11.7%	445,303	9.4%
Properties for sales	1,243,841	1,317,144	5.9%	786,660	58.1%
Other account receivable	181,939	148,435	-18.4%	145,001	25.5%
Prepaid expenses and other	890	1,045	17.4%	1,860	-52.2%
Land for sale	7,014	7,014	0.0%	7,014	0.0%
Subtotal	**2,542,887**	**2,648,445**	-4.0%	**1,800,168**	41.3%
Non current assets					
Receivable from clients	217,169	86,843	-60.0%	112,135	93.7%
Properties for sales	305,460	191,985	-37.1%	279,207	9.4%
Other account receivable	228,241	224,683	-1.6%	200,332	13.9%
Subtotal	750,870	503,511	-32.9%	591,674	26.9%
Intangible, property and equipment	29,711	21,297	-28.3%	21,243	39.9%
Investments	426,531	272,497	-36.1%	138,802	207.3%
Total Asset	**3,749,999**	**3,445,750**	8.8%	**2,551,887**	47.0%
Current liabilities					
Loans and financing	332,447	349,348	5.1%	426,124	-22.0%
Debentures	126,862	127,147	0.2%	158,179	-19.8%
Obligation of purchase of land	336,029	259,336	-22.8%	129,353	159.8%
Material and service suppliers	122,576	131,054	6.9%	95,450	28.4%
Taxes and contributions	86,831	82,979	-4.4%	69,868	24.3%
Provision for contingencies	147,066	193,357	31.5%	140,735	4.5%
Other liabilities	315,175	297,086	-5.7%	232,693	35.4%
Subtotal	**1,466,986**	**1,440,307**	1.9%	**1,252,402**	17.1%
Non current liabilities					
Loans and financing	338,027	153,340	-54.6%	107,029	215.8%
Debentures	143,588	115,663	-19.4%	39,346	264.9%
Obligation of purchase of land	79,400	87,942	10.8%	93,075	-14.7%
Deferred taxes	14,649	12,114	-17.3%	12,114	20.9%
Provision for contingencies	103,417	86,250	-16.6%	123,878	-16.5%
Other liabilities	45,544	36,244	-20.4%	28,900	57.6%
Subtotal	**724,625**	**491,553**	47.4%	**404,342**	79.2%
Shareholders' Equity					
Shareholders' Equity	1,562,377	1,509,624	-3.4%	893,708	74.8%
Minority interest	- 3,989	4,266	-206.9%	1,435	-378.0%
Subtotal	1,558,388	1,513,890	-2.9%	895,143	74.1%
Total Liabilities and Shareholders' Equity	**3,749,999**	**3,445,750**	8.8%	**2,551,887**	47.0%

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Consolidated Cash Flow

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This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa's growth prospects. Readers can identify several of these statements by reading words like "estimates", "believes", "expects" and "will" and similar words or their negatives. Although management believes that the expectations represented in such statements are reasonable, it cannot guarantee that those expectations will be confirmed, and should not be characterized as projections. By their nature, statements about future events require us to make assumptions and, therefore, such statements are subject to inherent risks and uncertainties. These are only expectations and, as such, are based exclusively on what is expected by Gafisa's management in relation to the future of the business and its continuous access to capital to finance the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice. The forward-looking statements included herein are based on the premise that our plans and operations will not be affected by such risks, but that, if our plans and operations are affected by such risks, the statements about future events may become inaccurate. We do not undertake to update such statements about future events, unless strictly required by the applicable securities regulation.

IR Contacts
Telephone: +55 11 3025-9242
E-mail: ri@gafisa.com.br
IR Website: ri.gafisa.com.br

GFSA3
NOVO
MERCADO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2021

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer